As Filed With the Securities and Exchange Commission on September 14, 2001


                                                      Registration No. 333-32908
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                      Post-Effective Amendment No. 2

                                    FORM S-6

              For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2

                      GE Capital Life Separate Account III

                           (Exact Name of Registrant)

                               ----------------

                 GE Capital Life Assurance Company of New York

                              (Name of Depositor)

                               ----------------

               125 Park Avenue, 6th floor New York, NY 10017-5529
         (Complete address of Depositor's Principal Executive Offices)

                                 Cheryl Whaley
                                   President
                 GE Capital Life Assurance Company of New York
                           125 Park Avenue, 6th Floor
                            New York, NY 10017-5529
                (Name and complete address of Agent for Service)

                               ----------------

                                    Copy to:
                            Stephen E. Roth, Esquire
                          Sutherland, Asbill & Brennan
                           1275 Pennsylvania Ave., NW
                          Washington, D.C. 20004-2415

                               ----------------


It is proposed that this filing will become effective:

  [_]immediately upon filing pursuant to paragraph (b) of Rule 485


  [X]on September 14, 2001 pursuant to paragraph (b) of Rule 485


  [_]60 days after filing pursuant to paragraph (b) of Rule 485

  [_]on         pursuant to paragraph (a) of Rule 485

Title of the Securities being Registered: Flexible Premium Variable Life
Policies

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      GE Capital Life Separate Account III
                               Prospectus For The
                           Flexible Premium Joint and
                  Last Survivor Variable Life Insurance Policy
                           Policy Form NY 1253 12/99

                                   Issued by:
                 GE Capital Life Assurance Company of New York
                           125 Park Avenue, 6th Floor
                         New York, New York 10017-5529
                           Telephone: (212) 672-4400

                        Variable Life Servicing Center:
                             6610 West Broad Street
                               Richmond, VA 23230
                           Telephone: (800) 313-5282

--------------------------------------------------------------------------------

This prospectus describes a flexible premium variable joint and last survivor life insurance policy (the "Policy") offered by GE Capital Life Assurance Company of New York ("we," "us," "our," the "Company", or "GE Capital Life"). It is underwritten on an individual basis. The Policy provides life insurance protection, premium flexibility, and the ability to change Death Benefits.

The Policy provides insurance on the lives of two Insureds. We will pay Death Proceeds only on the death of the Last Insured. The amount of the Death Proceeds will depend in part on the Death Benefit Option the Owner ("you" or "your") selects. You can elect one of two Death Benefit Options under the Policy. Under Option A, the Death Benefit will equal the greater of (1) the Specified Amount plus the Policy's Account Value, or (2) the Account Value multiplied by the applicable corridor percentage. Under Option B, the Death Benefit will equal the greater of (1) the Specified Amount, or (2) the Account Value multiplied by the applicable corridor percentage. We guarantee that your Death Benefit will at least equal the Specified Amount so long as your Policy is in force.

You direct your premiums to the Investment Subdivisions of Separate Account
III. Each Investment Subdivision invests exclusively in the shares of a portfolio of a Fund. We list the Funds, and their currently available portfolios, below.

The Alger American Fund:
  Alger American Growth Portfolio, Alger American Small Capitalization
  Portfolio

Federated Insurance Series:
  Federated American Leaders Fund II, Federated High Income Bond Fund II, Federated Utility Fund II

Fidelity Variable Insurance Products Fund (VIP):
  VIP Equity-Income Portfolio, VIP Growth Portfolio, VIP Overseas Portfolio

Fidelity Variable Insurance Products Fund II (VIP II):
  VIP II Asset Manager Portfolio, VIP II Contrafund(R) Portfolio

Fidelity Variable Insurance Products Fund III (VIP III):
  VIP III Growth & Income Portfolio, VIP III Growth Opportunities Portfolio

GE Investments Funds, Inc.:
  Income Fund, International Equity Fund, Mid-Cap Value Equity Fund, Money Market Fund, Premier Growth Equity Fund, Real Estate Securities Fund, S&P 500(R) Index Fund, Total Return Fund, U.S. Equity Fund

Goldman Sachs Variable Insurance Trust (VIT):
  Goldman Sachs Growth and Income Fund, Goldman Sachs Mid Cap Value Fund

Janus Aspen Series:
  Aggressive Growth Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Flexible Income Portfolio, Global Life Sciences Portfolio, Global Technology Portfolio, Growth Portfolio, International Growth Portfolio, Worldwide Growth Portfolio

Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA, Oppenheimer Bond Fund/VA, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer High Income Fund/VA, Oppenheimer Multiple Strategies Fund/VA

Salomon Brothers Variable Series Funds Inc:
  Salomon Investors Fund, Salomon Strategic Bond Fund, Salomon Total Return
  Fund

Not all of these portfolios may be available.

Your Policy provides for a Surrender Value. The amount of your Surrender Value will depend upon the investment performance of the portfolio(s) you select. You bear the investment risk of investing in Separate Account III.

You may cancel your Policy during the free-look period. Please note that replacing your existing insurance coverage with the Policy might not be to your advantage.

The Securities and Exchange Commission has not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the U.S. Government nor any governmental agency insures or guarantees your investment in the policy.

This prospectus contains information about Separate Account III that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

The date of this prospectus is July  , 2001.

Table of Contents

Definitions ................................................................   1

Policy Summary..............................................................   4

Portfolio Annual Expense Table..............................................   8
 Other Policies.............................................................  10

Risk Summary................................................................  11

GE Capital Life Assurance Company of New York...............................  13

Separate Account III........................................................  14
 Changes to Separate Account III............................................  14

The Portfolios..............................................................  16
 Investment Subdivisions....................................................  16
 Your Right to Vote Portfolio Shares........................................  24

Charges and Deductions......................................................  26
 Premium Charge.............................................................  26
 Mortality and Expense Risk Charge..........................................  26
 Monthly Deduction..........................................................  27
 Cost of Insurance..........................................................  28
 Surrender Charge...........................................................  29
 Partial Surrender Processing Fee...........................................  30
 Transfer Charge............................................................  30
 Other Charges..............................................................  30
 Reduction of Charges for Group Sales.......................................  31

The Policy..................................................................  32
 Applying for a Policy......................................................  32
 Owner......................................................................  32
 Split Option Rider.........................................................  32
 Beneficiary................................................................  33
 Changing the Owner or Beneficiary..........................................  33
 Canceling a Policy.........................................................  33

Premiums....................................................................  34
 General....................................................................  34
 Tax Free Exchanges (1035 Exchanges)........................................  34
 Periodic Premium Plan......................................................  34
 Minimum Premium Payment....................................................  35
 Allocating Premiums........................................................  35

How Your Account Value Varies...............................................  36
 Account Value..............................................................  36
 Surrender Value............................................................  36

 Investment Subdivision Values..............................................  36
 Unit Values................................................................  36
 Net Investment Factor......................................................  37

Transfers...................................................................  38
 General....................................................................  38
 Dollar-Cost Averaging......................................................  38
 Portfolio Rebalancing......................................................  39
 Transfers by Third Parties.................................................  40

Death Benefits..............................................................  41
 Amount of Death Proceeds...................................................  41
 Four Year Term Rider.......................................................  41
 Death Benefit Options......................................................  42
 Changing the Death Benefit Option..........................................  43
 Changing the Specified Amount..............................................  43

Surrenders and Partial Surrenders...........................................  45
 Surrenders.................................................................  45
 Partial Surrenders.........................................................  45
 Effect of Partial Surrenders on Account Value and Death Proceeds...........  45

Loans.......................................................................  46
 General....................................................................  46
 Preferred Policy Debt......................................................  46
 Interest Rate Charged......................................................  46
 Repayment of Policy Debt...................................................  47
 Effect of Policy Loans.....................................................  47

Termination.................................................................  48
 Premium to Prevent Termination.............................................  48
 Your Policy Will Remain in Effect During the Grace Period..................  48
 Reinstatement..............................................................  48

Payments and Telephone Transactions.........................................  49
 Requesting Payments........................................................  49
 Telephone Transactions.....................................................  50

Tax Considerations..........................................................  51
 Federal Tax Matters........................................................  51
 Introduction...............................................................  51
 Tax Status of the Policy...................................................  51
 Tax Treatment of Policies -- General.......................................  52
 Special Rules for Modified Endowment Contracts (MECs)......................  54
 Income Tax Withholding.....................................................  55
 Tax Status of the Company..................................................  55
 Changes in the Law and Other Considerations................................  55

Other Policy Information....................................................  56
 Optional Payment Plans.....................................................  56
 Dividends..................................................................  57
 Incontestability...........................................................  57
 Suicide Exclusion..........................................................  57
 Misstatement of Age or Gender..............................................  58
 Written Notice.............................................................  58
 Trustee....................................................................  58
 Other Changes..............................................................  58
 Reports....................................................................  58
 Change of Owner............................................................  59
 Supplemental Benefits......................................................  59
 Using the Policy as Collateral.............................................  59
 Exchanges..................................................................  60
 Reinsurance................................................................  60
 Legal Proceedings..........................................................  60

Additional Information......................................................  61
 Sale of the Policies.......................................................  61
 Legal Matters..............................................................  62
 Experts....................................................................  62
 Actuarial Matters..........................................................  62
 Financial Statements.......................................................  62
 Executive Officers and Directors...........................................  62
 Other Information..........................................................  64

Hypothetical Illustrations..................................................  65

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

Definitions

We have tried to make this prospectus as understandable as possible. However, in explaining how the Policy works, we have had to use certain terms that have special meanings. We define these terms below.

Account Value -- The total amount under the Policy. Account Value equals the amount in Separate Account III and in the General Account.

Age -- The age of each Insured at his or her birthday nearest the Policy Date or a Policy anniversary.

Attained Age -- For each Insured, an Insured's Age on the Policy Date plus the number of full years since the Policy Date.

Beneficiary -- The person or entity you designate to receive the Death Proceeds payable at the death of the Last Insured.

Continuation Amount -- A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period -- The five Policy years from the Policy Date during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force.

Death Benefit -- The amount determined under the Death Benefit Option in effect as of the date of death of the Last Insured.

Death Proceeds -- The total amount payable to the Beneficiary upon the death of the Last Insured.

Fund -- Any open-end management investment company or unit investment trust in which Separate Account III invests.

General Account -- The assets of GE Capital Life other than those allocated to Separate Account III or any of our other separate accounts.

Home Office -- Our offices at 125 Park Avenue, 6th Floor, New York, New York 10017-5529, (212) 672-4400.

Insured(s) -- The person(s) whose lives are insured under the Policy.

Investment Subdivision -- A subdivision of Separate Account III, the assets of which invest exclusively in a corresponding portfolio of a Fund. Not all Investment Subdivisions may be available.

Last Insured -- The last Insured to die.

Maturity Date -- The date your Policy terminates and we pay any Account Value less outstanding Policy Debt if any Insured is living. This date is shown in your Policy and is the Policy anniversary nearest the younger Insured's 100th birthday.

Monthly Anniversary Day -- The same day in each month as your Policy Date.

Net Premium -- The portion of each premium you allocate to one or more Investment Subdivisions. It is equal to the premium paid times the Net Premium Factor.

Net Premium Factor -- The factor we use in determining the Net Premium which reflects a deduction from each premium paid.

Net Total Premium -- On any date, Net Total Premium equals the total of all premiums paid to that date less (a) divided by (b), where:

 (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

 (b)  is the Net Premium Factor.

Optional Payment Plan -- A plan under which any part of Death Proceeds, Surrender Value proceeds, or benefits at maturity can be used to provide a series of periodic payments to you or a Beneficiary.

Owner -- The person (or persons) who owns (or own) the Policy. "You" or "your" refers to the Owner or Joint Owners. You may also name Contingent Owners.

Planned Periodic Premium -- A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy -- The Policy with any attached application(s), any riders, and endorsements.

Policy Date -- The date as of which we issue the Policy and the date as of which the Policy becomes effective. We measure Policy years and anniversaries from the Policy Date. The Policy Date is shown on the Policy data pages. If the Policy Date would otherwise fall on the 29th, 30th, or 31st day of a month, the Policy Date will be the 28th.

Policy Debt -- The amount of outstanding loans plus accrued interest. We deduct Policy Debt from proceeds payable at the death of the Last Insured, on maturity, or at the time of surrender.

Policy Month -- A one-month period beginning on a Monthly Anniversary Day and ending on the day immediately preceding the next Monthly Anniversary Day.

Separate Account III -- GE Capital Life Separate Account III, the segregated asset account of GE Capital Life Assurance Company of New York to which you allocate Net Premiums.

Specified Amount -- An amount we use in determining the insurance coverage.

Surrender Value -- The amount we pay you when you surrender the Policy. It is equal to Account Value minus any Policy Debt and minus any applicable surrender charge.

Unit Value -- A unit of measure we use to calculate the Account Value for each Investment Subdivision.

Valuation Day -- For each Investment Subdivision, each day on which the New York Stock Exchange is open for regular trading except for days that the Investment Subdivision's corresponding Fund does not value its shares. The term "date" may be used throughout this prospectus in connection with calculations of Account Value; in those instances, the term "date" has the same meaning as Valuation Day.

Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.

Variable Life Servicing Center -- The office for which all inquires regarding the Policy should be made: 6610 W. Broad Street, Richmond, VA 23230, (800) 313-5282. The term "we" may be used throughout this prospectus in connection with calculations of Account Value; in those instances, the term "we" has the same meaning as Variable Life Servicing Center.

Policy Summary


PREMIUMS

 . You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary frequency and amount, within limits, and can skip planned premiums. See Periodic Premium Plan.

 . Premium amounts depend on each Insured's Age, gender, rating class, the Specified Amount selected, and any supplemental benefit riders. See Premiums.

 .  You may make unscheduled premium payments, within limits. See Premiums.

 . Under certain circumstances, you may have to pay extra premiums to prevent termination. See Premium to Prevent Termination.

DEDUCTIONS FROM PREMIUMS

 .  If the initial Specified Amount is $500,000 or more, we currently deduct a 3
   1/2% premium charge (5% maximum) from each premium before we place it in an Investment Subdivision. If the initial Specified Amount is at least $250,000 but less than $500,000, we currently deduct a 6 1/2% premium charge (8% maximum). We currently do not deduct the maximum premium charge but reserve the right to do so. We refer to the premium minus the premium charge as a Net Premium. We do not assess a premium charge against the policy loan portion of a premium received from the rollover of a life insurance policy. See Premium Charge.

ALLOCATION OF NET PREMIUMS

 .  You allocate your Net Premiums among up to ten of the Investment
   Subdivisions of Separate Account III at any given time. Until (1) the date we approve the application, (2) the date we receive all necessary forms (including any subsequent amendments to your application), and (3) the date we receive the entire initial premium, we will place any premiums you pay in a non-interest bearing account. After we issue your Policy, we will allocate your Net Premiums to the Investment Subdivisions you designate. See Allocating Premiums.

 . The Investment Subdivisions invest in corresponding portfolios of the following Funds:

 The Alger American Fund  Fidelity Variable Insurance Products
  Alger American Growth   Fund II (VIP II)
   Portfolio                VIP II Asset Manager
  Alger American Small       Portfolio
   Capitalization           VIP II Contrafund(R)
                             Portfolio
                          Fidelity Variable Insurance Products
                          Fund III (VIP III)
 Federated Insurance        VIP III Growth & Income
 Series                      Portfolio
  Federated American        VIP III Growth
   Leaders Fund II           Opportunities Portfolio
  Federated High Income
   Bond Fund II
  Federated Utility Fund
   II
 Fidelity Variable
 Insurance Products Fund
 (VIP)
  VIP Equity-Income
   Portfolio
  VIP Growth Portfolio
  VIP Overseas Portfolio

 GE Investments Funds,    Janus Aspen Series
 Inc.                       Aggressive Growth
  Income Fund                Portfolio
  International Equity      Balanced Portfolio
   Fund                     Capital Appreciation
  Mid-Cap Value Equity       Portfolio
   Fund                     Flexible Income
  Money Market Fund          Portfolio
  Premier Growth Equity     Global Life Sciences
   Fund                      Portfolio
  Real Estate               Global Technology
   Securities Fund           Portfolio
  S&P 500(R) Index Fund     Growth Portfolio
  Total Return Fund         International Growth
  U.S. Equity Fund           Portfolio
                            Worldwide Growth
                             Portfolio
                          Oppenheimer Variable
 Goldman Sachs            Account Funds
 Variable Insurance         Oppenheimer
 Trust (VIT)                 Aggressive Growth
  Goldman Sachs Growth       Fund/VA
   and Income Fund          Oppenheimer Bond
  Goldman Sachs Mid Cap      Fund/VA
   Value Fund               Oppenheimer Capital
                             Appreciation Fund/VA
                            Oppenheimer High
                             Income Fund/VA
                            Oppenheimer Multiple
                             Strategies Fund/VA
                          Salomon Brothers
                          Variable Series Funds
                          Inc
                            Salomon Investors
                             Fund
                            Salomon Strategic
                             Bond Fund
                            Salomon Total Return
                             Fund

  See Investment Subdivisions.

Not all of these portfolios may be available in all markets.

DEDUCTIONS FROM ASSETS

 . Each Fund deducts management fees and other expenses from its assets. For the year ended December 31, 2000, the minimum total annual expenses (as a percentage of average net assets) was .32% and the maximum total annual expenses (as a percentage of average net assets) was 1.20%. See Portfolio Annual Expenses.

 . We deduct a daily mortality and expense risk charge at a current effective annual rate of 0.70% (maximum effective annual rate of 0.70%) from assets in the Investment Subdivisions.

 . We make a monthly deduction from your Account Value for (1) the cost of insurance, (2) a policy charge of $5, (3) for the first 10 Policy years, an initial expense charge based on each Insured's issue Age of up to $.20 per $1,000 of initial Specified Amount, (4) for 10 Policy years after an increase in Specified Amount, an additional expense charge based on each Insured's issue Age of up to $.20 per $1,000 of the increase, and (5) supplemental benefit charges. See Monthly Deduction.

 .  For information concerning compensation paid for sale of the Policies, see
   Sale of the Policies.

ACCOUNT VALUE

 . Account Value equals the total amount in Separate Account III and the General Account.

 . Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Death Proceeds. Account Value varies from day to day to reflect the investment experience of the Investment Subdivisions, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders). See How Your Account Value Varies.

 . You can transfer Account Value among the Investment Subdivisions (subject to certain restrictions). A $10 transfer charge applies to each transfer made after the first transfer in a calendar month. See Transfers for rules and limits. Policy loans reduce the amount available for allocations and transfers.

 .  There is no minimum guaranteed Account Value. During the Continuation
   Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction. See Premium to Prevent Termination.

 .  For information concerning compensation paid for sale of the Policies, see
   Sale of the Policies.

CASH BENEFITS

 .  You may take a Policy loan for up to 90% of the difference between Account
   Value and any surrender charges, minus any Policy Debt. See Loans.

 . You may partially surrender your Policy up to a maximum amount. The minimum partial surrender amount is $500, and a processing fee equal to the lesser of $25 or 2% of the amount of the partial surrender will apply to each partial surrender. If you select Death Benefit Option B, you may only make partial surrenders after the first Policy year. See Partial Surrenders.

 .  You can surrender your Policy at any time before the death of the Last
   Insured for its Surrender Value (Account Value minus Policy Debt and minus any applicable surrender charge). A surrender charge will apply during the first 11 Policy years, and for 11 Policy years after an increase in the Specified Amount (except for increases in the Specified Amount that result from a change in Death Benefit Option). The surrender charge will not exceed $50 per $1,000 of Specified Amount. See Surrenders and Surrender Charge.

 .  You may choose from a variety of payment options. See Requesting Payments.

DEATH BENEFITS

 .  The minimum Specified Amount available is $250,000.

 .  We will pay Death Proceeds only upon the death of the Last Insured.

 .  You may choose from two Death Benefit Options: Option A (greater of
   Specified Amount plus Account Value, or the applicable corridor percentage multiplied by Account Value); or Option B (greater of Specified Amount, or the applicable corridor percentage multiplied by Account Value). We determine the Specified Amount and Account Value for this purpose as of the date of death of the Last Insured. See Death Benefits.

 .  Death Proceeds are payable as a lump sum or under a variety of options. See
   Requesting Payments and Optional Payment Plans.

 .  You may change the Specified Amount and the Death Benefit Option. See
   Changing the Specified Amount and Changing the Death Benefit Option for rules and limits.

 . During the Continuation Period, the Policy will remain in force regardless of the sufficiency of Surrender Value so long as the Net Total Premium is at least equal to the Continuation Amount. See Premium to Prevent Termination.

Portfolio Annual Expense Table

This table describes the portfolio fees and expenses. These fees and expenses are shown as a percentage of net assets for the year ended December 31, 2000. The prospectus for each Fund contains more detail concerning a portfolio's fees and expenses.

Annual expenses of the portfolios of the Funds for the year ended December 31, 2000 (as a percentage of each portfolio's average net assets):

                                                                                                  Total Annual
                                                                                                    Expenses
                                                   Management Fees                    Other        (after fee
                                                     (after fee          Service Expenses (after  waivers and
                                                     waivers as    12b-1  Share  reimbursements  reimbursements
Portfolios                                           applicable)   Fees   Fees   as applicable)  as applicable)
---------------------------------------------------------------------------------------------------------------
The Alger American Fund
 Alger American Growth Portfolio                         .75%       -- %   -- %        .04%            .79%
 Alger American Small Capitalization Portfolio           .85        --     --          .05             .90
Federated Insurance Series/1/
 Federated American Leaders Fund II                      .75        --     --          .12             .87
 Federated High Income Bond Fund II                      .60        --     --          .16             .76
 Federated Utility Fund II                               .75        --     --          .16             .91
Fidelity Variable Insurance Products Fund*/2/
 VIP Equity-Income Portfolio                             .48        --     --          .08             .56
 VIP Growth Portfolio                                    .57        --     --          .08             .65
 VIP Overseas Portfolio                                  .72        --     --          .17             .89
Fidelity Variable Insurance Products Fund II*/3/
 VIP II Asset Manager Portfolio                          .53        --     --          .08             .61
 VIP II Contrafund Portfolio                             .57        --     --          .09             .66
Fidelity Variable Insurance Products Fund III*/4/
 VIP III Growth & Income Portfolio                       .48        --     --          .10             .58
 VIP III Growth Opportunities Portfolio                  .58        --     --          .10             .68
GE Investments Funds, Inc./5/
 Income Fund                                             .50        --     --          .06             .56
 International Equity Fund                              1.00        --     --          .06            1.06
 Mid-Cap Value Equity Fund                               .65        --     --          .05             .70
 Money Market Fund                                       .28        --     --          .04             .32
 Premier Growth Equity Fund                              .65        --     --          .02             .67
 Real Estate Securities Fund                             .85        --     --          .07             .92
 S&P 500 Index Fund                                      .35        --     --          .04             .39
 Total Return Fund                                       .50        --     --          .04             .54
 U.S. Equity Fund                                        .55        --     --          .04             .59
Goldman Sachs Variable Insurance Trust/6/
 Goldman Sachs Growth and Income Fund                    .75        --     --          .25            1.00
 Goldman Sachs Mid Cap Value Fund                        .80        --     --          .25            1.05
Janus Aspen Series/7/
 Aggressive Growth Portfolio --  Institutional
  Shares                                                 .65        --     --          .01             .66
 Balanced Portfolio -- Institutional Shares              .65        --     --          .01             .66
 Capital Appreciation Portfolio --  Institutional
  Shares                                                 .65        --     --          .02             .67
 Flexible Income Portfolio --  Institutional
  Shares                                                 .65        --     --          .11             .76
 Global Life Sciences Portfolio --  Service
  Shares                                                 .65        .25    --          .30            1.20
 Global Technology Portfolio --  Service Shares          .65        .25    --          .04             .94

                                                                                              Total Annual
                                                                                                Expenses
                                               Management Fees                    Other        (after fee
                                                 (after fee          Service Expenses (after  waivers and
                                                 waivers as    12b-1  Share  reimbursements  reimbursements
Portfolio                                        applicable)   Fees   Fees   as applicable)  as applicable)
-----------------------------------------------------------------------------------------------------------
 Growth Portfolio -- Institutional Shares            .65        --     --          .02             .67
 International Growth Portfolio --
  Institutional Shares                               .65        --     --          .06             .71
 Worldwide Growth Portfolio --  Institutional
  Shares                                             .65        --     --          .04             .69
Oppenheimer Variable Account Funds
 Oppenheimer Aggressive Growth Fund/VA               .62        --     --          .02             .64
 Oppenheimer Bond Fund/VA                            .72        --     --          .04             .76
 Oppenheimer Capital Appreciation Fund/VA            .64        --     --          .03             .67
 Oppenheimer High Income Fund/VA                     .74        --     --          .05             .79
 Oppenheimer Multiple Strategies Fund/VA             .72                           .04             .76
Salomon Brothers Variable Series Funds Inc/8/
 Salomon Investors Fund                              .70        --     --          .21             .91
 Salomon Strategic Bond Fund                         .36        --     --          .64            1.00
 Salomon Total Return Fund                           .46        --     --          .54            1.00

--------------------------------------------------------------------------------

 *  The fees and expenses reported for the Variable Insurance Products Fund
    (VIP), Variable Insurance Products Fund II (VIP II) and Variable Insurance Products Fund III (VIP III) are prior to any fee waiver and/or reimbursement is applicable.

 /1/Federated has adopted a shareholder services fee arrangement which allows for the payments or accrual of shareholder service fees of up to .25%. The Fund elected not to accrue or pay a shareholder services fee for the year ending December 31, 2000. The Fund has no present intention of paying or accruing a shareholder services fee during the fiscal year ending December 31, 2001.

 /2/Actual annual operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce Fund expenses. In addition, the Fund, or FMR on behalf of the Fund, has entered into arrangements with the custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. After taking these arrangements into account, the total annual expenses of the VIP Equity-Income Portfolio during 2000 would have been .55%; the total annual expenses of the VIP Overseas Portfolio would have been .87%; the total annual expenses of the VIP Growth would have been .64%. See the accompanying fund prospectus for details.

 /3/Actual annual operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce Fund expenses. In addition, the Fund, or FMR on behalf of the Fund, has entered into arrangements with the custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. After taking these arrangements into account, the total annual expenses of the VIP II Contrafund Portfolio during 2000 would have been .63%. See the accompanying fund prospectus for details.

 /4/Actual annual operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce Fund expenses. In addition, the Fund, or FMR on behalf of the Fund, has entered into arrangements with the custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. After taking these arrangements into account, the total annual expenses of the VIP III Growth & Income Portfolio during 2000 would have been .57%; the total annual expenses of the VIP III Growth Opportunities Portfolio would have been .66%. See the accompanying fund prospectus for details.

 /5/GE Asset Management Incorporated ("GEAM") has voluntarily agreed to waive a portion of its management fee for the Money Market Fund. Absent this waiver, the total annual expenses of the Fund would have been .45% consisting of .41% in management fees and .04% in other expenses. Also, GEAM voluntarily limited other expenses for the GE Premier Growth Equity Fund from January 1 through April 30, 2000. Absent the waiver the total annual expenses of the Fund would have been 0.68%, consisting of 0.65% in management fees and 0.03% in other expenses.

 /6/Goldman Sachs Asset Management has voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.25% of each Fund's respective average daily net assets. The investment advisor may modify or discontinue any of the limitations. Absent reimbursements, the total annual expenses of the Growth and Income Fund would have been 1.22%, consisting of .75% management fees and .47% other expenses; the total annual expenses of the Mid Cap Value Fund would have been 1.22%, consisting of .80% management fees and .42% other expenses.

 /7/The 12b-1 fee deducted for the Janus Aspen Series (Service Shares) covers certain distribution and shareholder support services provided by the companies selling variable contracts investing in the Janus Aspen Series portfolios. The 12b-1 fee assessed against the shares of the Janus Aspen Series (Service Shares) held for the Policies will be remitted to Capital Brokerage Corporation, the principal underwriter for the Policies.

    Expenses are based upon expenses for the year ended December 31, 2000, restated to reflect a reduction in the management fee for Aggressive Growth, Balanced, Capital Appreciation, Growth, International Growth and Worldwide Growth Portfolios.

 /8/Salomon voluntarily waived certain fees, without these waivers the total annual expenses of the Strategic Bond Fund would have been 1.39%, consisting of .75% management fees and .64% other expenses; the total annual expenses of the Total Return Fund would have been 1.34%, consisting of .80% management fees and .54% other fees.

The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements and fee waivers provided by certain of the Funds will continue.

OTHER POLICIES

We may offer other variable life insurance policies which also invest in the same (or many of the same) portfolios of the Funds. These policies may have different charges that could affect the value of the Investment Subdivisions and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 313-5282.

Risk Summary


INVESTMENT RISK

Your Account Value is subject to the risk that investment performance will be unfavorable and that your Account Value will decrease. Because we continue to deduct charges from Account Value, if investment results are sufficiently unfavorable and/or you stop making premium payments at or above the minimum requirements, the Surrender Value of your Policy may fall to zero. In that case, the Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deductions, so long as the Net Total Premium is at least equal to the Continuation Amount. On the other hand, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon Account Value, through partial surrenders and Policy loans.

RISK OF TERMINATION

If the Surrender Value of your Policy is too low to pay the Monthly Deduction when due (and, during the Continuation Period, the Net Total Premium is less than the Continuation Amount), the Policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and monthly deductions reduce your Surrender Value to too low an amount and/or if the investment experience of your selected Investment Subdivisions is unfavorable, then your Policy could lapse. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. After termination, you may reinstate your Policy within three years subject to certain conditions.

TAX RISK

We intend for the Policy to satisfy the definition of a "life insurance contract" under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). In general, earnings under the Policy will not be taxed until a distribution is made from the Policy. In addition, death benefits generally will be excludable from income. In the case of a Policy that is considered a "modified endowment contract," special rules apply and a 10% penalty tax may be imposed on distributions, including loans. See Special Rules for Modified Endowment Contracts. You should consult a qualified tax advisor in all tax matters involving your Policy.

LIMITS ON PARTIAL SURRENDERS

The Policy permits you to take partial surrenders. However, if you selected Death Benefit Option B, you may only make partial surrenders after the first Policy year.

The minimum partial surrender amount is $500, and we will assess a processing fee on the surrender. There is also a limit on the maximum amount you may partially surrender.

Partial surrenders will reduce your Account Value, Death Proceeds, and Specified Amount (if you elected Death Benefit Option B). Federal income taxes and a penalty tax may apply to partial surrenders.

EFFECTS OF POLICY LOANS

A Policy loan, whether or not repaid, will affect Account Value over time because we subtract the amount of the loan from the Investment Subdivisions as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Investment Subdivisions. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Subdivisions, the effect could be favorable or unfavorable.

A Policy loan also reduces the Death Proceeds. A Policy loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Surrender Value to too low an amount and investment experience is unfavorable, that the Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the Policy's termination without value and the end of insurance coverage.

COMPARISON WITH OTHER INSURANCE POLICIES

The Policy is similar in many ways to universal life insurance. As with universal life insurance:

 .  the Owner pays premiums for insurance coverage on the Insureds;

 . the Policy provides for the accumulation of Surrender Value that is payable if the Owner surrenders the Policy during the Insureds' lifetimes;

 .  and the Surrender Value may be substantially lower than the premiums paid.

However, the Policy differs from universal life insurance in that it permits you to place your premium in the Investment Subdivisions. The amount and duration of life insurance protection and of the Policy's Account Value will vary with the investment performance of the Investment Subdivisions you select. You bear the investment risk with respect to the amounts allocated to the Investment Subdivisions.

The Surrender Value of your Policy may decrease if the investment performance of the Investment Subdivisions to which you allocate Account Value is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will terminate without value after a grace period.

GE Capital Life Assurance
Company of New York


We are a stock life insurance company that was incorporated in New York on February 23, 1988. We are ultimately a wholly-owned indirect subsidiary of General Electric Capital Corporation ("GE Capital"), a New York corporation that is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. General Electric Capital Corporation is owned by General Electric Capital Services, Inc. which in turn is owned by General Electric Company. GE Capital's ultimate parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment, and large electric power generation equipment.

We are licensed in New York and Delaware and specialize in writing individual fixed-rate deferred annuities, fixed payout immediate annuities, and variable deferred annuities.

We are subject to regulation by the Superintendent of Insurance of the State of New York. We submit annual statements on our operation and finances to the New York Insurance Department.

We are a charter member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering various aspects of sales and service for individually sold life insurance and annuities.

Separate Account III


We established GE Capital Life Separate Account III as a separate investment account on March 20, 2000. Separate Account III currently has forty Investment Subdivisions available under the Policy. Each Investment Subdivision invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the ten Funds described below.

The assets of Separate Account III belong to us. Nonetheless, we do not charge the assets in Separate Account III attributable to the Policies with liabilities arising out of any other business, which we may conduct. The assets of Separate Account III shall, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the Policies supported by it. Income, gains and losses, whether or not realized from the assets of Separate Account III shall be credited to or charged against Separate Account III without regard to the income, gains, or losses arising out of any other business we may conduct.

We registered Separate Account III with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account III meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Separate Account III by the SEC. You assume the full investment risk for all amounts you allocate to Separate Account III.

CHANGES TO SEPARATE ACCOUNT III

Separate Account III may include other Investment Subdivisions that are not available under the Policy. We may substitute another investment subdivision or insurance company separate account under the Policy if, in our judgment, investment in an Investment Subdivision should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another investment subdivision or insurance company separate account is in the best interest of Owners. The new Investment Subdivisions may be limited to certain classes of Policies, and the new portfolios may have higher fees and charges than the portfolios they replaced. No substitution or elimination may take place without prior notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

We may also, where permitted by law:
 . create new separate accounts;
 . transfer assets of Separate Account III, which we determine to be associated with the class of Policies to which this Policy belongs, to another separate account;
 . add new Investment Subdivisions to or remove Investment Subdivisions from
  Separate Account III, or combine Investment Subdivisions;
 . remove existing Funds;

 . substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Separate Account;
 . deregister Separate Account III under the 1940 Act in the event such registration is no longer required; and
 . operate Separate Account III under the direction of a committee or in another form.

Changes in Investment Policy and Exchange Rights. If you object to a material change in the investment policy of Separate Account III or any Investment Subdivision, you have the right to exchange this Policy for a fixed benefit policy. No evidence of insurability will be required. We will notify you of the options available and the procedures to follow if you decide to make an exchange. You must make an exchange within 60 days after the change in investment policy becomes effective or 60 days after the receipt of the notice of the options available, whichever is later. There will always be one policy available for exchange.

The Portfolios

You decide the Investment Subdivisions to which you direct Net Premiums. You may change your premium allocation without penalty or charges. There is a separate Investment Subdivision which corresponds to each portfolio of a Fund offered in this Policy.

Each Fund is registered with the Securities and Exchange Commission as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing an Investment Subdivision to allocate your Net Premiums and Account Value, carefully read the prospectus for each Fund, along with this Prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

INVESTMENT SUBDIVISION

We offer you a choice from among 40 Investment Subdivisions, each of which invests in an underlying portfolio of one of the Funds. You may allocate Net Premiums in up to ten Investment Subdivisions at any one time.

                                                             Adviser (and Sub-
                                                                Adviser, as
Investment Subdivision          Investment Objective            applicable)
------------------------------------------------------------------------------
THE ALGER AMERICAN FUND


Alger American Growth      Seeks long-term capital          Fred Alger
Portfolio                  appreciation by focusing on      Management, Inc.
                           growing companies that
                           generally have broad product
                           lines, markets, financial
                           resources and depth of
                           management. Under normal
                           circumstances, the portfolio
                           invests primarily in the
                           equity securities of large
                           companies. The portfolio
                           considers a large company to
                           have a market capitalization
                           of $1 billion or greater.
------------------------------------------------------------------------------

                                                           Adviser (and Sub-
                                                              Adviser, as
Investment Subdivision          Investment Objective          applicable)
-----------------------------------------------------------------------------
Alger American Small       Seeks long-term capital        Fred Alger
Capitalization Portfolio   appreciation by focusing on    Management, Inc.
                           small, fast-growing companies
                           that offer innovative
                           products, services or
                           technologies to a rapidly
                           expanding marketplace. Under
                           normal circumstances, the
                           portfolio invests primarily in
                           the equity securities of small
                           capitalization companies. A
                           small capitalization company
                           is one that has a market
                           capitalization within the
                           range of the Russell 2000
                           Growth Index or the S&P(R)
                           Small Cap 600 Index.
-----------------------------------------------------------------------------
FEDERATED INSURANCE SERIES

Federated American         Seeks long-term growth of      Federated
Leaders Fund II            capital with a secondary       Investment
                           objective of providing income. Management Company
                           Seeks to achieve its objective
                           by investing, under normal
                           circumstances, at least 65% of
                           its total assets in common
                           stock of "blue chip"
                           companies.
-----------------------------------------------------------------------------
Federated High Income      Seeks high current income.     Federated
Bond Fund II               Seeks to achieve its objective Investment
                           by investing primarily in a    Management Company
                           diversified portfolio of
                           professionally managed fixed-
                           income securities. The fixed
                           income securities in which the
                           fund intends to invest are
                           lower-rated corporate debt
                           obligations, commonly referred
                           to as "junk bonds." The risks
                           of these securities and their
                           high yield potential are
                           described in the prospectus
                           for the Federated Insurance
                           Series, which should be read
                           carefully before investing.
-----------------------------------------------------------------------------
Federated Utility Fund II  Seeks high current income and  Federated moderate capital appreciation  Investment
                           by investing primarily in      Management Company
                           equity securities of utility   (sub-adviser:
                           companies.                     Federated Global
                                                          Investment
                                                          Management Corp.)
-----------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP)

VIP Equity-Income          Seeks reasonable income and    Fidelity Management
Portfolio                  will consider the potential    & Research Company
                           for capital appreciation. The  (subadvised by FMR
                           fund also seeks a yield, which Co., Inc.)
                           exceeds the composite yield on
                           the securities comprising the
                           S&P 500 by investing primarily
                           in income-producing equity
                           securities and by investing in
                           domestic and foreign issuers.
-----------------------------------------------------------------------------
VIP Growth Portfolio       Seeks capital appreciation by  Fidelity Management
                           investing primarily in common  & Research Company
                           stocks of companies believed   (subadvised by FMR
                           to have above-average growth   Co., Inc.)
                           potential.
-----------------------------------------------------------------------------

                                                             Adviser (and Sub-
                                                                Adviser, as
Investment Subdivision          Investment Objective            applicable)
-------------------------------------------------------------------------------
VIP Overseas Portfolio     Seeks long-term growth of        Fidelity Management
                           capital by investing at least    & Research Company
                           65% of total assets in foreign   (subadvised by
                           securities, primarily in         Fidelity Management
                           common stocks.                   & Research (U.K.)
                                                            Inc., Fidelity
                                                            Management &
                                                            Research (Far East)
                                                            Inc., Fidelity
                                                            International
                                                            Investments
                                                            Advisors, Fidelity
                                                            International
                                                            Investment Advisors
                                                            (U.K.) Limited,
                                                            Fidelity
                                                            Investments Japan
                                                            Limited and FMR
                                                            Co., Inc.)
-------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (VIP II)

VIP II Asset Manager       Seeks high total return with     Fidelity Management
Portfolio                  reduced risk over the long-      & Research Company
                           term by allocating assets        (subadvised by
                           among stocks, bonds and short-   Fidelity Management
                           term and money market            & Research (U.K.)
                           instruments.                     Inc., Fidelity
                                                            Management &
                                                            Research (Far East)
                                                            Inc., Fidelity
                                                            Investments Japan
                                                            Limited, Fidelity
                                                            Investments Money
                                                            Management, Inc.
                                                            and FMR Co., Inc.)
-------------------------------------------------------------------------------
VIP II Contrafund          Seeks long-term capital          Fidelity Management
Portfolio                  appreciation by investing        & Research Company
                           mainly in common stocks and in   (subadvised by
                           securities of companies whose    Fidelity Management
                           value is believed to have not    & Research (U.K.)
                           been fully recognized by the     Inc., Fidelity
                           public. This fund invests in     Management &
                           domestic and foreign issuers.    Research (Far East)
                           This fund also invests in        Inc., Fidelity
                           "growth" stocks, "value"         Investments Japan
                           stocks, or both.                 Limited and FMR
                                                            Co., Inc.)
-------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III (VIP III)

VIP III Growth & Income    Seeks high total return          Fidelity Management
Portfolio                  through a combination of         & Research Company
                           current income and capital       (subadvised by
                           appreciation by investing a      Fidelity Management
                           majority of assets in common     & Research (U.K.)
                           stocks with a focus on those     Inc., Fidelity
                           that pay current dividends and   Management &
                           show potential for capital       Research (Far East)
                           appreciation.                    Inc., Fidelity
                                                            Investments Japan
                                                            Limited and FMR
                                                            Co., Inc.)
-------------------------------------------------------------------------------

                                                           Adviser (and Sub-
                                                              Adviser, as
Investment Subdivision          Investment Objective          applicable)
-----------------------------------------------------------------------------
VIP III Growth             Seeks to provide capital       Fidelity Management
Opportunities Portfolio    growth by investing primarily  & Research Company
                           in common stock and other      (subadvised by
                           types of securities, including Fidelity Management
                           bonds, which may be lower-     & Research (U.K.)
                           quality debt securities.       Inc., Fidelity
                                                          Management &
                                                          Research (Far East)
                                                          Inc., Fidelity
                                                          Investments Japan
                                                          Limited and FMR
                                                          Co., Inc.)
-----------------------------------------------------------------------------
GE INVESTMENTS FUNDS, INC.

Income Fund                Objective of providing maximum GE Asset Management
                           income consistent with prudent Incorporated
                           investment management and
                           preservation of capital by
                           investing primarily in income-
                           bearing debt securities and
                           other income bearing
                           instruments.
-----------------------------------------------------------------------------
International Equity Fund  Objective of providing long-   GE Asset Management
                           term growth of capital by      Incorporated
                           investing primarily in foreign
                           equity and equity-related
                           securities which the adviser
                           believes have long-term
                           potential for capital growth.
-----------------------------------------------------------------------------
Mid-Cap Value Equity Fund  Objective of providing long    GE Asset Management
                           term growth of capital by      Incorporated
                           investing primarily in common
                           stock and other equity
                           securities of companies that
                           the investment adviser
                           believes are undervalued by
                           the marketplace at the time of
                           purchase and that offer the
                           potential for above-average
                           growth of capital. Although
                           the current portfolio reflects
                           investments primarily within
                           the mid cap range, the fund is
                           not restricted to investments
                           within any particular
                           capitalization and may in the
                           future invest a majority of
                           its assets in another
                           capitalization range.
-----------------------------------------------------------------------------
Money Market Fund          Objective of providing highest GE Asset Management
                           level of current income as is  Incorporated
                           consistent with high liquidity
                           and safety of principal by
                           investing in various types of
                           good quality money market
                           securities.
-----------------------------------------------------------------------------
Premier Growth Equity      Objective of providing long-   GE Asset Management
Fund                       term growth of capital as well Incorporated
                           as future (rather than
                           current) income by investing
                           primarily in growth-oriented
                           equity securities.
-----------------------------------------------------------------------------

                                                             Adviser (and Sub-
                                                                Adviser, as
Investment Subdivision          Investment Objective            applicable)
-------------------------------------------------------------------------------
Real Estate Securities     Objective of providing maximum   GE Asset Management
Fund                       total return through current     Incorporated
                           income and capital               (Subadvised by
                           appreciation by investing        Seneca Capital
                           primarily in securities of       Management, L.L.C.)
                           U.S. issuers that are
                           principally engaged in or
                           related to the real estate
                           industry including those that
                           own significant real estate
                           assets. The portfolio will not
                           invest directly in real
                           estate.
-------------------------------------------------------------------------------
S&P 500(R) Index Fund/1/   Objective of providing capital   GE Asset Management
                           appreciation and accumulation    Incorporated
                           of income that corresponds to    (Subadvised by
                           the investment return of the     State Street Global
                           Standard & Poor's 500            Advisors)
                           Composite Stock Price Index
                           through investment in common
                           stocks comprising the Index.
-------------------------------------------------------------------------------
Total Return Fund          Objective of providing the       GE Asset Management
                           highest total return, composed   Incorporated
                           of current income and capital
                           appreciation, as is consistent
                           with prudent investment risk
                           by investing in common stock,
                           bonds and money market
                           instruments, the proportion of
                           each being continuously
                           determined by the investment
                           adviser.
-------------------------------------------------------------------------------
U.S. Equity Fund           Objective of providing long-     GE Asset Management
                           term growth of capital through   Incorporated
                           investments primarily in
                           equity securities of U. S.
                           companies.
-------------------------------------------------------------------------------
GOLDMAN SACHS VARIABLE INSURANCE TRUST (VIT)

Goldman Sachs Growth and   Seeks long-term capital growth   Goldman Sachs Asset
Income Fund                and growth of income,            Management
                           primarily through equity
                           securities that are considered
                           to have favorable prospects
                           for capital appreciation
                           and/or dividend-paying
                           ability.
-------------------------------------------------------------------------------
Goldman Sachs Mid Cap      Seeks long-term capital          Goldman Sachs Asset
Value Fund                 appreciation, primarily          Management
                           through equity securities of
                           companies with public stock
                           market capitalizations (based
                           upon shares available for
                           trading on an unrestricted
                           basis) within the range of the
                           market capitalization of
                           companies constituting the
                           Russell Midcap Value Index at
                           the time of investment
                           (currently between $300
                           million and $15 billion).
-------------------------------------------------------------------------------

 /1/"Standard & Poor's," "S&P," and "S&P 500" are trademarks of The McGraw-Hill
    Companies, Inc. and have been licensed for use by GE Asset Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this Fund or the Policy.

                                                           Adviser (and Sub-
                                                              Adviser, as
Investment Subdivision          Investment Objective          applicable)
----------------------------------------------------------------------------
JANUS ASPEN SERIES

Aggressive Growth          Non-diversified/2/ portfolio   Janus Capital
Portfolio                  pursuing long-term growth of   Corporation
                           capital. Pursues this
                           objective by normally
                           investing at least 50% of its
                           assets in equity securities
                           issued by medium-sized
                           companies.
----------------------------------------------------------------------------
Balanced Portfolio         Seeks long term growth of      Janus Capital
                           capital. Pursues this          Corporation
                           objective consistent with the
                           preservation of capital and
                           balanced by current income.
                           Normally invests 40-60% of its
                           assets in securities selected
                           primarily for their growth
                           potential and 40-60% of its
                           assets in securities selected
                           primarily for their income
                           potential.
----------------------------------------------------------------------------
Capital Appreciation       Non-diversified/2/ portfolio   Janus Capital
Portfolio                  pursuing long- term growth of  Corporation
                           capital. Pursues this
                           objective by investing
                           primarily in common stocks of
                           companies of any size.
----------------------------------------------------------------------------
Flexible Income Portfolio  Seeks maximum total return     Janus Capital
                           consistent with preservation   Corporation
                           of capital. Total return is
                           expected to result from a
                           combination of income and
                           capital appreciation. The
                           portfolio pursues its
                           objective primarily by
                           investing in any type of
                           income-producing securities.
                           This portfolio may have
                           substantial holdings of lower-
                           rated debt securities or
                           "junk" bonds. The risks of
                           investing in junk bonds are
                           described in the prospectus
                           for Janus Aspen Series, which
                           should be read carefully
                           before investing.
----------------------------------------------------------------------------
Global Life Sciences       Non-diversified/1/ portfolio   Janus Capital
Portfolio                  seeking long-term growth of    Corporation
                           capital. The portfolio pursues
                           this objective by investing at
                           least 65% of its total assets
                           in securities of U.S. and
                           foreign companies that the
                           portfolio manager believes
                           have a life science
                           orientation. The portfolio
                           normally invests at least 25%
                           of its total assets, in the
                           aggregate, in the following
                           industry groups: health care;
                           pharmaceuticals; agriculture;
                           cosmetics/personal care; and
                           biotechnology.
----------------------------------------------------------------------------

 /2/A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.

                                                             Adviser (and Sub-
                                                                Adviser, as
Investment Subdivision          Investment Objective            applicable)
------------------------------------------------------------------------------
Global Technology          Non-diversified/2/ portfolio     Janus Capital
Portfolio                  seeking long-term growth of      Corporation
                           capital. The portfolio pursues
                           this objective by investing at
                           least 65% of its total assets
                           in securities of U.S. and
                           foreign companies that the
                           portfolio manager believes
                           will benefit significantly
                           from advances or improvements
                           in technology.
------------------------------------------------------------------------------
Growth Portfolio           Seeks long-term capital growth   Janus Capital
                           consistent with the              Corporation
                           preservation of capital and
                           pursues its objective by
                           investing in common stocks of
                           companies of any size.
                           Emphasizes larger, more
                           established issuers.
------------------------------------------------------------------------------
International Growth       Seeks long-term growth of        Janus Capital
Portfolio                  capital. Pursues this            Corporation
                           objective primarily through
                           investments in common stocks
                           of issuers located outside the
                           United States. The portfolio
                           normally invests at least 65%
                           of its total assets in
                           securities of issuers from at
                           least five different
                           countries, excluding the
                           United States.
------------------------------------------------------------------------------
Worldwide Growth           Seeks long-term capital growth   Janus Capital
Portfolio                  in a manner consistent with      Corporation
                           the preservation of capital.
                           Pursues this objective by
                           investing in a diversified
                           portfolio of common stocks of
                           foreign and domestic issuers
                           of all sizes. Normally invests
                           in at least five different
                           countries including the United
                           States.
------------------------------------------------------------------------------
OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Aggressive     Seeks to achieve capital         OppenheimerFunds,
Growth Fund/VA             appreciation investing mainly    Inc.
                           in common stocks of companies
                           in the United States believed
                           by the fund's investment
                           manager, OppenheimerFunds
                           Inc., to have significant
                           growth potential.
------------------------------------------------------------------------------
Oppenheimer Bond Fund/VA   Seeks high level of current      OppenheimerFunds,
                           income and capital               Inc.
                           appreciation when consistent
                           with its primary objective of
                           high income. Under normal
                           conditions this fund will
                           invest at least 65% of its
                           total assets in investment
                           grade debt securities.
------------------------------------------------------------------------------

                                                           Adviser (and Sub-
                                                              Adviser, as
Investment Subdivision          Investment Objective          applicable)
----------------------------------------------------------------------------
Oppenheimer Capital        Seeks capital appreciation     OppenheimerFunds,
Appreciation Fund/VA       from investments in securities Inc.
                           of well-known and established
                           companies. Such securities
                           generally have a history of
                           earnings and dividends and are
                           issued by seasoned companies
                           (having an operating history
                           of at least five years,
                           including predecessors).
----------------------------------------------------------------------------
Oppenheimer High Income    Seeks high current income from OppenheimerFunds,
Fund/VA                    investments in high yield      Inc.
                           fixed income securities,
                           including unrated securities
                           or high-risk securities in
                           lower rating categories. These
                           securities may be considered
                           speculative. This fund may
                           have substantial holdings of
                           lower-rated debt securities or
                           "junk" bonds. The risks of
                           investing in junk bonds are
                           described in the prospectus
                           for the Oppenheimer Variable
                           Account Funds, which should be
                           read carefully before
                           investing.
----------------------------------------------------------------------------
Oppenheimer Multiple       Seeks total investment return  OppenheimerFunds,
Strategies Fund/VA         (which includes current income Inc.
                           and capital appreciation in
                           the values of its shares) from
                           investments in common stocks
                           and other equity securities,
                           bonds and other debt
                           securities, and "money market"
                           securities.
----------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS INC

Salomon Investors Fund     Seeks long-term growth of      Salomon Brothers
                           capital with current income as Asset Management
                           a secondary objective,         Inc
                           primarily through investments
                           in common stocks of well-known
                           companies.
----------------------------------------------------------------------------
Salomon Strategic Bond     Seeks high level of current    Salomon Brothers
Fund                       income with capital            Asset Management
                           appreciation as a secondary    Inc
                           objective, through a globally
                           diverse portfolio of fixed-
                           income investments, including
                           lower-rated fixed income
                           securities commonly known as
                           junk bonds.
----------------------------------------------------------------------------
Salomon Total Return Fund  Seeks to obtain above-average  Salomon Brothers income by primarily investing  Asset Management
                           in a broad variety of          Inc
                           securities, including stocks,
                           fixed-income securities and
                           short-term obligations.
----------------------------------------------------------------------------

Not all of these Investment Subdivisions may be available.

We will purchase shares of the portfolios at net asset value and direct them to the appropriate Investment Subdivisions of Separate Account III. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or for other purposes described in the Policy. We automatically reinvest all dividends and capital gain distributions of the portfolios in shares of the distributing portfolios at their net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in Unit Values.

Shares of the portfolios of the Funds are not sold directly to the general public. They are sold to us, and they may also be sold to other insurance companies that issue variable annuity and variable life insurance policies. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the Prospectuses for the Funds.

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of Separate Account III and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisors or distributors. The amounts we receive under these agreements may be significant. These agreements reflect administrative services we provide. In addition, our affiliate, Capital Brokerage Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from certain portfolio assets for providing distribution and shareholder support services to those portfolios. Because the 12b-1 fees are paid out of a portfolio's assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

As required by law, we will vote the portfolio shares held in Separate Account III at meetings of the shareholders of the Funds. The voting will be done according to the instructions of Owners who have interests in any Investment Subdivisions which invest in the portfolios of the Funds. If the 1940 Act or any regulation under it should be amended, and if as a result we determine that we are permitted to vote the portfolios' shares in our own right, we may elect to do so.

We will determine the number of votes which you have the right to cast by applying your percentage interest in an Investment Subdivision to the total number of votes attributable to the Investment Subdivision. In determining the number of votes, we will recognize fractional shares.

We will vote portfolio shares of a class held in an Investment Subdivision for which we received no timely instructions in proportion to the voting instructions which we received for all Policies participating in that Investment Subdivision. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a Fund calls a shareholders meeting, each person having a voting interest in an Investment Subdivision will receive proxy material, reports and other materials relating to the portfolio. Since each portfolio may engage in shared funding, other persons or entities besides the Company may vote portfolio shares.

Charges and Deductions

This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. The services and benefits we provide include:

 . the partial surrender, surrender, Policy loan and death benefits under the Policy;

 . investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs;

 . administration of various elective options under the Policy; and

 . the distribution of various reports to Owners.

The costs and expenses we incur include:

 . those associated with underwriting applications, increases in Specified
  Amount, and riders;

 . various overhead and other expenses associated with providing the services and benefits provided by the Policy;

 . sales and marketing expenses including compensation paid in connection with the sale of the Policies; and

 . other costs of doing business, such as Federal, state and local premium and other taxes and fees.

The risks we assume include:

 . that the Insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected; and

 . that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

We may profit from any charges deducted, such as the mortality and expense risk charge. We use any such profits for any purpose, including payment of distribution expenses.

PREMIUM CHARGE

If the initial Specified Amount is $500,000 or more, we currently deduct a 3 1/2% charge (5% maximum) from each premium before placing the resulting Net Premium in the Investment Subdivisions. If the initial Specified Amount is at least $250,000 but less than $500,000, we currently deduct a 6 1/2% premium charge (8% maximum). We currently do not deduct the maximum premium charge but reserve the right to do so. We do not assess the premium charge against the policy loan portion of a premium received from the rollover of a life insurance policy.

MORTALITY AND EXPENSE RISK CHARGE

We currently deduct a daily charge from assets in the Investment Subdivisions attributable to the Policies at an effective annual rate of 0.70% of net assets. We will not increase this charge for the duration of your Policy. This charge is factored into the net investment factor.

The mortality risk we assume is the risk that the Insureds may live for a shorter period of time than estimated and, therefore, a greater amount of Death Benefit proceeds than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policy.

MONTHLY DEDUCTION

We make a monthly deduction on the Policy Date and each Monthly Anniversary Day from Account Value. The monthly deduction for each Policy consists of:

 . the cost of insurance charge (discussed below);

 . a policy charge of $5;

 . an initial expense charge deducted for the first 10 Policy years based on the Insureds' issue Ages according to the chart below:

                                                           Charge (per $1,000
            Issue Age                                     of Specified Amount)
            ------------------------------------------------------------------
            20 to 44                                              $.08
            45 to 59                                              $.13
            60 to 85                                              $.20
            ________________________________________________________________

For joint Insureds, we will: (1) calculate the charge for each Insured, (2) take an average of the two expense charges, and (3) deduct the average charge.

 . an additional expense charge deducted for 10 years following an increase in the Specified Amount based on the Insured's Issue Age according to the chart below:

                                                           Charge (per $1,000
            Issue Age                                     of Specified Amount)
            ------------------------------------------------------------------
            20 to 44                                              $.08
            45 to 59                                              $.13
            60 to 85                                              $.20
            ________________________________________________________________

For joint Insureds, we will: (1) calculate the charge for each Insured, (2) take an average of the two expense charges, and (3) deduct the average charge.

The additional expense charge will become effective on the Monthly Anniversary Day following the increase in Specified Amount.

 . and any charges for additional benefits added by riders to the Policy (see
  Supplemental Benefits).

We will allocate the monthly deduction for a Policy Month among the Investment Subdivisions of Separate Account III in the same proportion that your Policy's Account Value in each Investment Subdivision bears to the total Account Value in all Investment Subdivisions at the beginning of the Policy Month.

COST OF INSURANCE

The cost of insurance is a significant charge under your Policy because it is the primary charge for the Death Benefit we provide you. We determine the cost of insurance in a manner that reflects the anticipated mortality of both Insureds and the fact that the Death Benefit is not payable until the death of the Last Insured. Because the cost of insurance depends on a number of factors (Age, gender, Policy duration, and rating class), the cost will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. The cost of insurance rates generally increase as the Insureds' Attained Age increases.

We calculate the cost of insurance on each Monthly Anniversary Day based on the net amount at risk. We determine the net amount at risk by the following formula:

                                Death Benefit
                                --------------- -- Account Value
                                1.0032737

To determine the cost of insurance for a particular Policy Month, we divide the net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Death Benefit Option B is in effect, and the Specified Amount has increased, we first consider the Account Value part of the initial Specified Amount. If the Account Value is more than the initial Specified Amount, we will consider it part of the increased Specified Amounts resulting from increases in the order of the increases. Account Value, as used in this paragraph, means the Account Value at the beginning of the month before the Monthly Anniversary Day.

The cost of insurance rates for the Policy are based on each Insured's issue Age, gender, Policy duration, and applicable rating class. We currently place Insureds in the following rating classes when we issue the Policy, based on our underwriting: a male or female rating class; and a nicotine use or no nicotine use rating class. In addition, some Insureds may qualify for a preferred rating. The original rating classes apply to the initial Specified Amount. If you apply for an increase in Specified Amount, you will have to submit evidence satisfactory to us that each Insured is insurable at the same rating class used at the time we issued the Policy. The death of the first Insured to die will not affect the cost of insurance scale for the second Insured.

We may change the cost of insurance rates from time to time at our sole discretion, but we guarantee that the rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the Commissioners' 1980 Standard Ordinary Mortality Tables. Modifications to cost of insurance rates are made for rating classes other than standard. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and depend on our expectation of future experience with respect to mortality, interest, expenses, persistency, and taxes. A change in rates will apply to all persons of the same age, gender, and rating class and whose Policies have been in effect for the same length of time. We will review our rates no more frequently than once per year or less frequently than every five years.

SURRENDER CHARGE

If you fully surrender your Policy during the surrender charge period, we will deduct a surrender charge. We calculate the schedule of surrender charges that applies to a Policy by multiplying surrender charge factors times the Specified Amount, divided by $1,000. We determine the factors per $1,000 of Specified Amount and vary them by issue Age, gender, and rating class of each Insured and by the number of months since the Policy Date. The surrender charge remains level for the first Policy year and then decreases uniformly each Policy month to zero in the last month of Policy year 11. We will deduct the surrender charge before we pay the Surrender Value. The surrender charge will not exceed $50 per $1,000 of Specified Amount.

The chart below illustrates the surrender charge factor for the first Policy year per $1,000 of Specified Amount for Policies which are issued on a male no nicotine use and female no nicotine use standard rating class basis. These calculations assume both Insureds are the same issue Age.

                                                            Factor per $1,000
            Issue Age                                      of Specified Amount
            ------------------------------------------------------------------
              25/25                                                $12
              35/35                                                $14
              45/45                                                $18
              55/55                                                $24
              65/65                                                $35
              75/75                                                $41
              85/85                                                $34
            ________________________________________________________________

If you increase the Specified Amount (other than as a result of a change from Death Benefit Option A to Death Benefit Option B), you will be subject to an additional surrender charge for another 11 Policy years following the increase. We will base the amount of the additional surrender charge on the initial scale of per $1,000 surrender charge factors calculated at the time of issue.

If you decrease the Specified Amount during the period that surrender charges apply (other than as a result of partial surrenders or a change from Death Benefit Option B to Death Benefit Option A), you will be assessed a portion of the surrender charges to which the Policy is subject. We will deduct the amount of the surrender charge from your Account Value, and will allocate the charge among each Investment Subdivision in the same proportion that the Policy's Account Value in each

Investment Subdivision bears to the Account Value in all Investment Subdivisions. We will base the amount of surrender charge:

(1) first on any surrender charge in effect on the most recent increase and the amount of reduction to this increase caused by the decrease;

(2) then on any surrender charge in effect on the next most recent increases successively and the amount of any reduction to each of these increases caused by the decrease; and

(3) finally on the surrender charge in effect on coverage provided under the original application and any reduction to this amount caused by the decrease.

Whenever we deduct a portion of the surrender charges because you decreased the Specified Amount, we reduce the Policy's remaining surrender charges to reflect the assessments made.

The total surrender charge for any given Policy Month is the sum of:

 . the surrender charge that applies to the initial Specified Amount, adjusted for any decrease in Specified Amount; plus

 . the surrender charges that apply to any increases in Specified Amount, adjusted for any decrease in Specified Amount.

We disclose the surrender charges on the data pages to your Policy.

We do not assess a surrender charge for partial surrenders, but do assess a processing fee.

PARTIAL SURRENDER PROCESSING FEE

We deduct a partial surrender processing fee on partial surrenders you make. The fee equals the lesser of $25 or 2% of the amount surrendered.


TRANSFER CHARGE

We assess a $10 transfer charge for each transfer after the first transfer you make in any calendar month. This charge is at cost with no profit to us. We take this charge from the amount you transfer. For purposes of assessing this charge, we consider each transfer request one transfer, regardless of the number of Investment Subdivisions affected by the transfer. Multiple transfers within the same Valuation Period are also considered one transfer for this purpose.

OTHER CHARGES

If you request a projection of illustrative future life insurance under the Policy and Policy values, we reserve the right to charge a maximum fee of $25 for the cost of preparing the projection.

There are deductions from and expenses paid out of the assets of each portfolio that are more fully described in each Fund's prospectus.

REDUCTION OF CHARGES FOR GROUP SALES

We may reduce charges and/or deductions for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. We will base these discounts on the following:

1. The size of the group. Generally, the sales expenses for each individual owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

2. The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

3. The purpose for which the Policies are purchased. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

4. The nature of the group for which the Policies are purchased. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced.

5. Other circumstances. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

If, after we consider the factors listed above, we determine that a group purchase would result in reduced sales expenses, we may reduce the charges and/or deductions for each group. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected Owners and all other owners of policies funded by Separate Account III.

We may also reduce charges and/or deductions for sales of the Policies to registered representatives who sell the Policies to the extent we realize savings of sales and administrative expenses. Any such reduction in charges and/or deductions will be consistent with the standards we use in determining the reduction in charges and/or deductions for other group arrangements.

The Policy

APPLYING FOR A POLICY

To purchase a Policy, you and your registered representative must complete an application and submit it to us at our Variable Life Servicing Center. You also must pay an initial premium of a sufficient amount. See Premiums, below. You can submit your initial premium with your application or at a later date. (If you submit your initial premium with your application, please remember that we will place your premium in a non-interest bearing account for a certain amount of time. See Allocating Premiums.) Coverage generally becomes effective as of the Policy Date.

Generally, we will issue a Policy covering Insureds from Age 20 up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, medical examinations of the Insureds. We may reject an application for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

If you do not pay the full first premium with your application, the insurance will become effective on the effective date. This date is the date that you pay your premium and that we deliver your Policy. All persons proposed for insurance must be insurable on the Policy Date.

If you pay the full first premium with your application, we may give you a conditional receipt. This means that, subject to our underwriting requirements and subject to a maximum limitation, your insurance will become effective on the effective date we specified in the conditional receipt, provided the Insureds are found to be, on the effective date, insurable at standard premium rates for the plan and amount of insurance requested in the application. This effective date will be the latest of (i) the date of completion of the application, (ii) the date of completion of all medical exams and tests we require, and (iii) the policy date you requested when that date is later than the date you completed your application.

OWNER

You have rights in the Policy during the Insureds' lifetimes. If you die before the Insureds and there is no contingent Owner, ownership will pass to your estate.

We will treat Joint Owners as having equal undivided interests in the Policy. All Owners must together exercise any ownership rights in the Policy.

SPLIT OPTION RIDER

The Policy Split Option Rider is automatically added to your Policy. This rider allows you to surrender this Policy in exchange for an individual policy on the life of one Insured or separate individual policies on the lives of each Insured. The maximum amount of insurance available at the time the rider is exercised on either Insured is equal to one-half the base Policy Specified Amount. There is no additional charge for this rider, but we will require evidence of insurability when you exercise this option. See Tax Considerations. For further information about this rider, including information on the terms to which the exchange is subject, please see your Policy.

BENEFICIARY

You designate the primary Beneficiaries and contingent Beneficiaries when you apply for the Policy. You may name one or more primary Beneficiaries or contingent Beneficiaries. We will pay the proceeds in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise.

Unless an optional payment plan is chosen, we will pay the Death Proceeds in a lump sum to the primary Beneficiary(ies). If the primary Beneficiary(ies) dies before the Insureds, we will pay the proceeds to the contingent
Beneficiary(ies). If there is no surviving Beneficiary(ies) we will pay the proceeds to you or your estate.

CHANGING THE OWNER OR BENEFICIARY

During either Insured's life, you may change the Owner. If you reserved the right, you also may change the Beneficiary during either Insured's life. An irrevocable Beneficiary may only be changed with the consent of that irrevocable Beneficiary. To change the Owner or Beneficiary, please write our Variable Life Servicing Center. The request and the change must be in a form satisfactory to us and we must actually receive the request. The change will take effect as of the date you signed the request.

CANCELING A POLICY

You may cancel a Policy during the "free-look period" by returning it to us at our Variable Life Servicing Center or to the agent who sold it. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within seven calendar days after we receive the returned Policy, we will refund you the greater of:

 . the total amount of monthly deductions made against Account Value and any charges deducted from premiums paid (excluding portfolio fees and charges) plus the Net Premiums allocated to Separate Account III adjusted by investment gains or losses; or

 . the total of all premiums paid.

Premiums

GENERAL

The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, gender, and rating class of the proposed Insureds, the desired Specified Amount, any supplemental benefits, and investment performance of the Investment Subdivisions. We will usually credit your initial premium payment to the Policy on the later of the date we approve your application and the date we receive your payment. We will credit any subsequent premium payment to the Policy on the Valuation Day we receive it at our Variable Life Servicing Center. After you pay the initial premium, you may make unscheduled premium payments in any amount and at any time subject to certain restrictions.

The total premiums you pay may not exceed guideline premium limitations for life insurance set forth in the Code and shown in your Policy. We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium along with any interest it accrued. For your convenience, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a Modified Endowment Contract ("MEC") under the Code. See Tax Considerations.

We reserve the right to limit the number and amount of any unscheduled premium payment.

TAX FREE EXCHANGES (1035 EXCHANGES)

We will accept as part of your initial premium money from one contract that qualified for a tax free exchange under Section 1035 of the Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction. Replacing your existing coverage with this Policy may not be to your advantage. We will accept 1035 exchanges even if there is an outstanding loan on the other policy, so long as the outstanding loan is no more than 75% of the rollover premium. We may allow a higher percentage.

PERIODIC PREMIUM PLAN

When you apply for a Policy, you may select a periodic premium payment plan. Under this plan, you may choose to receive a premium notice either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments paid via automatic deduction from your bank account or any other similar account we accept. You are not required to pay premiums in accordance with this premium plan; you can pay more or less than planned or skip a planned premium payment entirely. You can change the amount of planned premiums and payment arrangements, or switch between frequencies, whenever you want by providing satisfactory instructions to our Variable Life Servicing Center. This change will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See Changing the Specified Amount.

MINIMUM PREMIUM PAYMENT
Generally the minimum modal premium payment we will accept is $25 (please keep in mind that you may have to pay a higher amount to keep the Policy in force). Even if you pay the minimum premium amount, your Policy may lapse. See Premium to Prevent Termination. For purposes of the minimum premium payment requirements, we deem any payment to be a planned periodic premium if we receive it within 30 days (before or after) of the scheduled date for a planned periodic premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. We will deem all other premium payments to be unscheduled premium payments. Unless you direct us otherwise, we apply unscheduled premium payments first to repay any Policy Debt.

ALLOCATING PREMIUMS
When you apply for a Policy, you specify the percentage of your Net Premium we allocate to each Investment Subdivision. You may only direct your Net Premiums and Account Value to ten Investment Subdivisions at any given time. You can change the allocation percentages at any time by writing or calling our Variable Life Servicing Center. The change will apply to all premiums we receive with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

Until we approve your application, receive all necessary forms including any subsequent amendments to the application, and receive the entire initial premium, we will place any premiums you pay into a non-interest bearing account. After we issue your Policy, we will allocate your Net Premium directly to the Investment Subdivisions you chose.

How Your Account Value Varies

ACCOUNT VALUE

The Account Value is the entire amount we hold under your Policy for you. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Investment Subdivision and the amount held in the General Account to secure Policy Debt. See Loan Benefits. We determine Account Value first on your Policy Date (or on the date we receive your initial premium, if later) and after that on each Valuation Day. Your Account Value will vary to reflect the performance of the Investment Subdivisions to which you have allocated amounts and also will vary to reflect Policy Debt, charges for the monthly deduction, mortality and expense risk charges, transfers, partial surrenders, Policy loan interest, and Policy loan repayments. Your Account Value may be more or less than the premiums you paid and you bear the investment risk with respect to the amounts in the Investment Subdivisions.

SURRENDER VALUE

The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that we would deduct if you surrendered the Policy that day and any Policy Debt.

INVESTMENT SUBDIVISION VALUES

On any Valuation Day, the value of an Investment Subdivision equals the number of Investment Subdivision units we credit to the Policy multiplied by the Unit Value for that day. When you make allocations to an Investment Subdivision, either by Net Premium allocation, transfer of Account Value, transfer of loan interest from the General Account, or repayment of a Policy loan, we credit your Policy with units in that Investment Subdivision. We determine the number of units by dividing the amount allocated, transferred or repaid to the Investment Subdivision by the Investment Subdivision's Unit Value for the Valuation Day when we effect the allocation, transfer or repayment.

The number of units we credit to a Policy will decrease whenever we take the allocated portion of the monthly deduction, you take a Policy loan or a partial surrender from the Investment Subdivision, you transfer an amount from the Investment Subdivision, you take a partial surrender from the Investment Subdivision, or you surrender the Policy.

UNIT VALUES

We arbitrarily set the Unit Value for each Investment Subdivision at $10 when we established the Investment Subdivision. After that, an Investment Subdivision's Unit Value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Day to the next. We determine Unit Value, after an Investment Subdivision's operations begin, by multiplying the net investment factor for that Valuation Period by the Unit Value for the immediately preceding Valuation Period.

NET INVESTMENT FACTOR

The net investment factor for a Valuation Period is (a) divided by (b), minus
(c), where:

(a) is the result of:

  1. the value of the assets at the end of the preceding Valuation Period;
     plus

  2. the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus

  3. the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

  4. any amount charged against Separate Account III for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of Separate Account III; and

(b) is the value of the assets in the Investment Subdivision at the end of the preceding Valuation Period; and

(c) is a charge no greater than .0019246% for each day in the Valuation Period. This corresponds to .70% per year.

Transfers

GENERAL

You may transfer all or a portion of your Account Value between and among the Investment Subdivisions subject to certain conditions. Transfer requests may be made in writing or in any other form acceptable to us. A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Variable Life Servicing Center.

We may place limitations on multiple transfer requests made at different times during the same Valuation Period involving the same Investment Subdivisions.

We may defer transfers under the same conditions that we may delay paying proceeds. See Requesting Payments. Currently, there is no limit on the number of transfers among the Investment Subdivisions, but we reserve the right to limit the number of transfers to twelve each calendar year. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason. There is a charge after the first transfer made in a calendar month. See Transfer Charge.

We reserve the right to refuse to execute any transfer:

1. If any of the Investment Subdivisions that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Investment Subdivisions invests; or

2. If the transfer is a result of more that one trade involving the same Investment Subdivisions within a 30 day period; or

3. If necessary for the Policy to be treated as a life insurance policy under the Internal Revenue Code of 1986, as amended; or

4. If the transfer would adversely affect accumulation unit values. This may occur if the transfer would affect one percent or more of the relevant Fund's total assets.

We also may not honor transfers made by third parties. (See Transfers by Third Parties.)

When thinking about a transfer of Account Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

DOLLAR-COST AVERAGING

The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Investment Subdivision investing in the Money Market portfolio of the GE Investments Funds (the "Money Market Investment Subdivision") to any combination of other Investment Subdivisions (as long as the total number of Investment Subdivisions used does not exceed the maximum number allowed under the Policy). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by completing a dollar-cost averaging agreement or calling our Variable Life Servicing Center. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Investment Subdivision to any other Investment Subdivision. If any transfer would leave less than $100 in the Money Market Investment Subdivision, we will transfer the entire amount. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Money Market Investment Subdivision is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. The dollar-cost averaging program will start 30 days after we receive your premium payment and instructions, unless you specify an earlier date.

There is no additional charge for dollar-cost averaging, and we do not consider a transfer under this program a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the dollar-cost averaging program at any time and for any reason.

PORTFOLIO REBALANCING

Once you allocate your money among the Investment Subdivisions, the performance of each Investment Subdivision may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by writing or calling our Variable Life Servicing Center. Once elected, portfolio rebalancing remains in effect from the date we receive your request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and we do not consider a portfolio rebalancing transfer a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against a loss. We also reserve the right to exclude Investment Subdivisions from portfolio rebalancing.

TRANSFERS BY THIRD PARTIES

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the portfolios underlying the Policies, and the managements of those portfolios share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent you from making your own transfer requests.

Death Benefits

As long as the Policy remains in force, we will process a claim for Death Proceeds upon receipt at our Variable Life Servicing Center of: (i) the Policy;
(ii) satisfactory proof that both Insureds died while the Policy was in effect; and (iii) proof of interest of the claimant. See Requesting Payments. We will pay the Death Proceeds to the Beneficiary. No Death Proceeds are available at the death of the first Insured to die.

AMOUNT OF DEATH PROCEEDS

The amount of Death Proceeds will depend on:

 . the Death Benefit determined under the Death Benefit Option in effect on the date of death of the Last Insured;

 . the use of the Account Value;

 . any partial surrenders;

 . any Policy Debt;

 . any additional insurance provided by rider;

 . any increase or decrease in existing coverage;

 . either Insured's suicide during the first two Policy Years or during the first two Policy Years following an increase in existing coverage; and

 . a misstatement of either Insured's Age or gender.

FOUR YEAR TERM RIDER

The Four Year Term Rider, if selected, protects your estate from the IRS's "contemplation of death" rules. To avoid inclusion of Policy Death Proceeds in your estate, the Insureds cannot possess any incidence of ownership in the Policy (i.e., the Policy must be owned by a trust or other third party). However, certain situations may call for the Insureds to initially own the Policy when estate planning documents are drawn. After ownership of the Policy has been relinquished, the Insureds must live three years for the Death Proceeds to avoid estate tax inclusion. The Four Year Term Rider provides an extra amount of insurance for the first four Policy years to cover the additional estate tax triggered if the second death occurs within the first three years. We will pay the amount payable under the rider at the death of the Last Insured. You may only elect the Four Year Term Rider at the time we issue the Policy. There is an extra charge for this rider that will be included in your monthly deduction. See Tax Considerations. Please see your Policy for additional information.

Additional rules and limits apply to this supplemental benefit. Please ask your authorized GE Capital Life agent for further information or contact our Variable Life Servicing Center.

DEATH BENEFIT OPTIONS

There are two Death Benefit Options available under the Policy. Under Option A, the Death Benefit equals the greater of:

 . the Specified Amount plus the Account Value; or

 . the applicable corridor percentage of the Account Value as determined using the table of percentages shown below.

Under Option B, the Death Benefit equals the greater of:

 . the Specified Amount; or

 . the applicable corridor percentage of the Account Value as determined using the table percentages shown below.

Under both options, we determine the Specified Amount and Account Value as of the Valuation Day of death of the Last Insured. The corridor percentage is 250% until the younger Insured attains Age 40 and declines after that as the younger Insured's Attained Age increases. If the younger Insured was the first to die, the corridor percentage will depend on the Attained Age that he or she would have been if still living. If the table of percentages currently in effect becomes inconsistent with any Federal income tax laws and/or regulations, we reserve the right to change the table.

                     Table of Percentages of Account Value

  Younger                  Younger                 Younger
 Insured's     Corridor   Insured's    Corridor   Insured's    Corridor
Attained Age  Percentage Attained Age Percentage Attained Age Percentage
------------------------------------------------------------------------
    0-40         250%         54         157%         68         117%
     41          243%         55         150%         69         116%
     42          236%         56         146%         70         115%
     43          229%         57         142%         71         113%
     44          222%         58         138%         72         111%
     45          215%         59         134%         73         109%
     46          209%         60         130%         74         107%
     47          203%         61         128%       75-90        105%
     48          197%         62         126%         91         104%
     49          191%         63         124%         92         103%
     50          185%         64         122%         93         102%
     51          178%         65         120%         94+        101%
     52          171%         66         119%
     53          164%         67         118%
------------------------------------------------------------------------

Under Death Benefit Option A, the Death Benefit will vary directly with the investment performance of the Account Value. Under Death Benefit Option B, the Death Benefit ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount.

CHANGING THE DEATH BENEFIT OPTION

You select the Death Benefit Option when you apply for the Policy. However, you may change the Option on your Policy at any time by writing to our Variable Life Servicing Center. The effective date of the change will be the Monthly Anniversary Day after we receive the request for the change. We will send you revised Policy data pages reflecting the new Option and the effective date of the change. If you request a change from Death Benefit Option A to Death Benefit Option B, we will increase the Specified Amount by the Account Value on the effective date of the increase. If you request a change from Death Benefit Option B to Death Benefit Option A, we will decrease the Specified Amount after the change by the Account Value on the effective date of the change. A change in the Death Benefit Option will affect the cost of insurance charges.

CHANGING THE SPECIFIED AMOUNT

After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. However, we permit changes in the Specified Amount that are a result of a Death Benefit Option Change any time. To make a change, you must send a written request and the Policy to our Variable Life Servicing Center. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may change your cost of insurance. See Monthly Deduction and Cost of Insurance. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, it may be advisable to change your periodic payments upon an increase in the Specified Amount.

Any change in the Specified Amount will affect the maximum premium limitation. If a decrease in the Specified Amount causes the premiums to exceed new lower limitations required by Federal tax law, we will withdraw the excess from Account Value and refund it to you so that the Policy will continue to meet these requirements. We will withdraw the Account Value that we refund from each Investment Subdivision in the same proportion that the Account Value in that Investment Subdivision bears to the total Account Value in all Investment Subdivisions under the Policy at the time of the withdrawal (i.e., on a pro-rata basis).

Any decrease in the Specified Amount will become effective on the Monthly Anniversary Day after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when we issued it. A decrease may cause us to assess a surrender charge.

While both Insureds are living, you may apply for an increase in Specified Amount by completing a supplemental application. You will have to submit evidence satisfactory to us that each Insured is insurable at the same or better rating class used when the Policy was issued. An increase in Specified Amount (other than as a result of a change from Death Benefit Option A to Death Benefit Option B) will subject you to additional surrender charges. See Surrender Charge. Any approved increase will become effective on the date shown in the supplemental Policy data page. Please note that an increase will not become effective if the Policy's Surrender Value is too low to cover the monthly deduction for the Policy Month following the increase.

If there is an increase in the Specified Amount, you will incur a monthly expense charge of up to $.20 per $1,000 of increase depending on the issue age of each Insured. We currently vary this charge based on the issue Age of each Insured, and we currently deduct this charge only during the first ten Policy years following the increase. This charge will be included in the monthly deduction. See Monthly Deduction and Surrender Charge.

An increase in the Specified Amount will increase the Continuation Amounts.

A change in your Specified Amount may have Federal tax consequences. See Tax Considerations.

Surrenders and Partial Surrenders

SURRENDERS

You may cancel and surrender your Policy at any time before the death of the Last Insured and before the Maturity Date. The Policy will terminate on the Valuation Day we receive your request at our Variable Life Servicing Center, and you will not be able to reinstate it.

We will pay you the Surrender Value in a lump sum unless you make other arrangements. You will incur a surrender charge if you surrender your Policy during the first 11 Policy years, or during 11 Policy years after an increase in Specified Amount (except for an increase in Specified Amount due to a change in the Death Benefit Option). See Surrender Charge. A surrender may have adverse tax consequences. See Tax Considerations.

PARTIAL SURRENDERS

You may make partial surrenders under your Policy at any time before the death of the Last Insured and before the Maturity Date if you elected Death Benefit Option A. If you elected Death Benefit Option B, you only may make partial surrenders after the first Policy year and before the earlier of (i) the death of the Last Insured and (ii) the Maturity Date. The minimum partial surrender amount is $500. The maximum partial surrender amount is the lesser of:

 . the Surrender Value less $500; and

 . the available loan amount (which is equal to 90% of the difference between Account Value and any surrender charges, minus any Policy Debt).

We will assess a processing fee for each partial surrender. See Partial Surrender Processing Fee. The amount of the partial surrender will equal the amount you requested to surrender plus the processing fee.

When you request a partial surrender, you can direct how we deduct the surrender from your Account Value. If you provide no directions, we will deduct the partial surrender proportionately from the Investment Subdivisions in which you are invested.

EFFECT OF PARTIAL SURRENDERS ON ACCOUNT VALUE AND DEATH PROCEEDS

A partial surrender will reduce both the Account Value and the Death Proceeds by the amount of the partial surrender. Under Death Benefit Option B, the Specified Amount will also decrease by the amount of the partial surrender.

Loans

GENERAL

You may borrow up to the following amount:

 . 90% of the difference between your Account Value at the end of the Valuation
  Period during which we received your loan request and any surrender charges on the date of the loan;

 . less any outstanding Policy Debt.

You may request Policy loans by writing our Variable Life Servicing Center.

When we make a loan, we transfer an amount equal to the loan proceeds from your Account Value in Separate Account III to our General Account and hold it as "collateral" for the loan. If you do not direct an allocation for this transfer, we will make it on a pro-rata basis from each Investment Subdivision in which you have invested. We will credit interest at an annual rate of at least 4% to the collateral.

You may repay a loan in part or in full at any time during either Insured's life while your Policy is in effect. When you repay a loan, we transfer an amount equal to the repayment from our General Account to Separate Account III and allocate it as you direct when you repay the loan. If you provide no directions, we will allocate the amount according to your standing instructions for Net Premium allocations.

PREFERRED POLICY DEBT

We will designate a portion of Policy loans taken or existing on or after the preferred loan availability date (as shown on the Policy data pages) as preferred Policy Debt. In Policy years 11 and later, preferred Policy Debt will be at least as large as the Account Value (less any surrender charge that applies) minus the total premiums paid.

We redetermine the amount of preferred Policy Debt each Policy Month. We reserve the right to change this practice in our sole discretion.

We currently credit interest at an annual rate of 4% to that portion of Account Value transferred to the General Account which equals preferred Policy Debt.

INTEREST RATE CHARGED

We will charge interest daily on any outstanding non-preferred Policy loan at an effective annual rate of 6%, and for an outstanding preferred Policy loan, we charge interest daily at an effective annual rate of 4%. Interest is due and payable at the end of each Policy year while a Policy loan is outstanding. If, on any Policy anniversary, you have not paid interest accrued since the last Policy anniversary, we add the amount of the interest to the loan and this becomes part of your outstanding Policy Debt. We transfer the interest due from each Investment Subdivision on a pro-rata basis.

REPAYMENT OF POLICY DEBT

You may repay all or part of your Policy Debt at any time while either Insured is living and the Policy is in force. We will treat any payments by you other than planned periodic premiums first as the repayment of any outstanding Policy Debt. We will treat the portion of the payment in excess of any outstanding Policy Debt as an unscheduled premium payment. We will first apply any repayment to reduce the portion of Policy Debt that is not preferred Policy Debt.

You must send loan repayments to our Variable Life Servicing Center. We will credit the repayments as of the Valuation Day we receive them. We do not treat a Policy loan repayment as a premium payment, and a loan repayment is not subject to the premium charge.

EFFECT OF POLICY LOANS

A Policy loan affects the Policy, because we reduce the Death Proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loan. Repaying the loan causes the Death Proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as collateral. This amount is not affected by Separate Account III's investment performance. Amounts transferred from Separate Account III as collateral will affect the Account Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of Separate Account III.

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See Tax Considerations.

We will notify you if the sum of your loans plus any interest you owe on the loans is more than the Account Value less applicable surrender charges, or if during the Continuation Period, the sum of your loans plus any interest you owe on the loans is more than the Account Value less any applicable surrender charges, and the Net Total Premium is less than the Continuation Amount. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may terminate.

Termination

PREMIUM TO PREVENT TERMINATION

Generally, if on a Monthly Anniversary Day, the Surrender Value of your Policy is too low to cover the monthly deduction, your Policy will be in default and a grace period will begin. In that case, we will mail you notice of the additional premium necessary to prevent your Policy from terminating. You will have a 61-day grace period from the date we mail the notice to make the required premium payment.

However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deduction, so long as the Net Total Premium is at least equal to the Continuation Amount. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force. In any event, your Policy will terminate on the Maturity Date.

YOUR POLICY WILL REMAIN IN EFFECT DURING THE GRACE PERIOD

If the death of the Last Insured occurs during the grace period before you pay the required premium, the Death Proceeds will still be payable to the Beneficiary, although we will reduce the amount of the Death Proceeds by the amount of premium that would have been required to keep the Policy in force. If you have not paid the required premium before the grace period ends, your Policy will terminate. It will have no value and no benefits will be payable. However, you may reinstate your Policy under certain circumstances.

REINSTATEMENT

If you have not surrendered your Policy, you may reinstate your Policy within three years after termination, subject to compliance with certain conditions, including the payment of a necessary premium. You must also submit evidence of insurability satisfactory to us that each Insured is insurable at the same rating class used at Policy issue to determine the guaranteed maximum cost of insurance rate scale. See your Policy for further information.

Any termination and subsequent reinstatement of the Policy will reduce the Continuation Amounts.

Payments and Telephone Transactions

REQUESTING PAYMENTS

You may send your written requests for payment to our Variable Life Servicing Center or give them to one of our authorized agents. We will ordinarily pay any Death Proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Variable Life Servicing Center of the documents required for such a payment. Other than the Death Proceeds, which we determine as of the Valuation Day of death of the Last Insured, the amount we pay is as of the end of the Valuation Period during which our Variable Life Servicing Center receives all required documents. We may pay your Death Proceeds in a lump sum or under an Optional Payment Plan. See Optional Payment Plans.

In most cases, when death benefit payments are paid in a lump sum, we will pay the death benefit payments by establishing an interest bearing account, called the "Secure Access Account," for the Beneficiary, in the amount of the death benefit payments payable. We will send the Beneficiary a checkbook within 7 days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit payments payable. The Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the Secure Access Account.

Any Death Proceeds that we pay in one lump sum will include interest from the date of death of the Last Insured to the date of payment. We will pay interest at a rate we set, or a rate set by law if greater. The minimum interest rate which we may pay is 3.0%. We will not pay interest beyond one year or any longer time set by law. We will reduce Death Proceeds by any outstanding Policy Debt and any due and unpaid charges and will increase Death Proceeds by any benefits added by rider.

We may delay making a payment or processing a transfer request if:

 . the disposal or valuation of Separate Account III's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

 . the SEC by order permits postponement of payment to protect our Policy
  Owners.

We also may defer making payments attributable to a check that has not cleared the bank on which it is drawn.

TELEPHONE TRANSACTIONS

You may make certain requests under your Policy by calling us provided we received your prior written authorization at our Variable Life Servicing Center. Such requests include but are not necessarily limited to requests for transfers and changes in premium allocations, dollar-cost averaging, and portfolio rebalancing.

By completing the telephone authorization form, you agree that we will not be liable for any loss, liability, cost or expense when we follow the telephone instructions we receive. If we later determine that you did not make a telephone request, or the request was made without your authorization, you will bear any loss that resulted from such unauthorized transaction. We will employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, among others,
 .  requiring you or a third party you authorized to provide some form of personal identification before we act on the telephone instructions, . confirming the telephone transaction in writing to you or a third party you authorized, and/or
 .  tape recording telephone instructions.

If we do not follow reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or prohibit telephone transactions.

To request a telephone transaction, please call us at 1-800-313-5282.

Tax Considerations

FEDERAL TAX MATTERS

Introduction


This part of the Prospectus discusses the Federal income tax treatment of the Policy. The Federal income tax treatment of the Policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances.

This discussion is general and is not intended as tax advice. It does not address all of the Federal income tax rules that may affect you and your Policy. This discussion also does not address Federal estate or gift tax consequences, or state or local tax consequences, associated with a Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

TAX STATUS OF THE POLICY

Federal income tax law generally grants favorable treatment to life insurance: the proceeds paid on the death of the Last Insured are excluded from the gross income of the Beneficiary, and the Owner is not taxed on increases in the Account Value unless amounts are distributed while an Insured is alive. For this treatment to apply to your Policy, the premiums paid for your Policy must not exceed a limit established by the tax law. An increase or decrease in the Policy's Specified Amount may change this premium limit. Also, due to the coverage of more than one Insured under the Policy, there is some uncertainty about how this limit should be calculated. As a result, we may need to return a portion of your premiums (with earnings) and impose higher cost of insurance charges in the future.

We will monitor the premiums paid for your Policy to keep them within the tax law's limit. However, for your Policy to receive favorable tax treatment as life insurance, two other requirements must be met:

 . The investments of Separate Account III must be "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations; and

 . your right to choose particular investments for a Policy must be limited.

Investments in Separate Account III must be diversified: The IRS has issued regulations that prescribe standards for determining whether the investments of Separate Account III, including the assets of the Funds in which Separate Account III invests, are "adequately diversified." If Separate Account III fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Account Value over the premiums paid for the Policy.

Although we do not control the investments of all of the Funds (the Company only indirectly controls those of GE Investments Funds, Inc., through an affiliated company), we expect that the Funds will comply with the IRS regulations so that Separate Account III will be considered "adequately diversified."

Restrictions on the extent to which you can direct the investment of Account
Values: Federal income tax law limits your right to choose particular investments for the Policy. The U.S. Treasury Department stated in 1986 that it expected to issue guidance clarifying those limits, but it has not yet done so. Thus, the nature of the limits is currently uncertain. As a result, your right to allocate Account Values among the Funds may exceed those limits. If so, you would be treated as the owner of a portion of the assets of Separate Account III and thus subject to current taxation on the income and gains from those assets.

The Company does not know what limits may be set forth in any guidance that the Treasury Department may issue, or whether any such limits will apply to existing Policies. The Company therefore reserves the right to modify the Policy without your consent to attempt to prevent the tax law from considering you to own a portion of the assets of Separate Account III.

No guarantees regarding tax treatment: The Company makes no guarantees regarding the tax treatment of any Policy or of any transaction involving a Policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Account Value until there is a distribution from your Policy.

TAX TREATMENT OF POLICIES--GENERAL

Death Proceeds and Account Value Increases: A Policy's treatment as life insurance for Federal income tax purposes generally has the following results:

 . Death Proceeds are excludable from the gross income of the Beneficiary.

 . You are not taxed on increases in the Account Value unless amounts are distributed from the Policy while an Insured is alive.

 . The taxation of amounts distributed while an Insured is alive depends upon whether your Policy is a "modified endowment contract." The term "modified endowment contract," or "MEC," is defined below.

Partial and full surrenders and maturity proceeds: A partial surrender occurs when you receive less than the total amount of the Policy's Surrender Value; receipt of the entire Surrender Value is a full surrender. If your Policy is not a MEC, you will generally pay tax on the amount of a partial or full surrender only to the extent it exceeds your "investment in the contract." Maturity proceeds will be taxable to the extent the amount received plus Policy Debt exceeds the investment in the contract. You will be taxed on this amount at ordinary income tax rates, not at lower capital gains tax rates. Your "investment in the contract" generally equals the total of the premiums paid for your Policy plus the amount of any loan that was includible in your income, reduced by any amounts you previously received from the Policy that you did not include in your income.

Special rule for certain cash distributions in the first 15 Policy years: During the first 15 Policy years after your Policy is issued, if we distribute cash to you and reduce the Death Benefit (e.g., by decreasing the Policy's Specified Amount), you may be required to pay tax on all or part of the cash payment, even if it is less than your investment in the contract. This also may occur if we distribute cash to you up to two years before the proceeds are reduced, or if the cash payment is made in anticipation of the reduction. However, you will not be required to pay tax on more than the amount by which your Account Value exceeds your investment in the contract.

Considerations where an Insured lives past age 100: If an Insured survives beyond the end of the mortality table used to measure charges under the Policy, which ends at age 100, the IRS may seek to deny the tax-free treatment of the Death Proceeds and instead to tax you on the amount by which your Account Value exceeds your investment in the contract. Because we believe the Policy continues to meet the Federal tax definition of life insurance beyond age 100, we have no current plans to withhold or report taxes in this situation.

Loans: If your Policy is not a MEC, a loan received under a Policy (i.e., Policy Debt) normally will be treated as your indebtedness. Hence, so long as the Policy remains in force, you will generally not be taxed on any part of a Policy loan. However, it is possible that you could have additional income for tax purposes if any of your Policy loan consists of Preferred Policy Debt. If your Policy terminates (by a full surrender or by a lapse) while an Insured is alive, you will be taxed on the amount (if any) by which the preferred Policy Debt plus any amount received in cash exceeds your investment in the contract.

Generally, interest paid on Policy Debt or other indebtedness related to the Policy will not be tax deductible, except in the case of certain indebtedness under a Policy covering a "key person." A tax advisor should be consulted before taking any Policy loan.

Loss of interest deduction where policies are held by or for the benefit of corporations, trusts, etc.: If an entity (such as a corporation or a trust, not an individual) purchases a Policy or is the beneficiary of a Policy a portion of the interest on indebtedness unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a Policy owned by an entity engaged in a trade or business which covers the life of only one individual who is:

 . a 20% owner of the entity, or

 . an officer, director, or employee of the trade or business,

at the time first covered by the Policy. This rule also does not apply to a Policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the Policy. Entities that are considering purchasing the Policy, or that will be Beneficiaries under a Policy, should consult a tax advisor.

Optional Payment Plans: If Death Proceeds under the Policy are paid under one of the Optional Payment Plans, the Beneficiary will be taxed on a portion of each payment (at ordinary income tax rates). The Company will notify the Beneficiary annually of the taxable amount of each payment. However, if the Death Proceeds are held by the Company under Optional Payment Plan 4 (interest income), the Beneficiary will be taxed on the interest income as it is credited.

Changes and Exchanges: The right to change Owners (see "Change of Owner") and changes reducing future amounts of Death Proceeds may have tax consequences depending upon the circumstances of each change. The exchange of one life insurance contract for another life insurance contract generally is not taxed (unless cash is distributed or a loan is reduced or forgiven). However, in the case of the Policy, the other life insurance contract involved in the exchange must also cover the same two Insureds. The exercise of a Policy Split Option Rider may result in the taxation of the Policy as if there were a full surrender.

SPECIAL RULES FOR MODIFIED ENDOWMENT CONTRACTS (MECs)

Definition of a "Modified Endowment Contract:" Special rules apply to a Policy classified as a MEC. A Policy will be classified as a MEC if either of the following is true:

 . If premiums are paid more rapidly than allowed by a "7-pay test" under the tax law. At your request, we will let you know the amount of premium that may be paid for your Policy in any year that will avoid MEC treatment under the 7-pay test.

 . If the Policy is received in exchange for another policy that is a MEC.

Due to the coverage of more than one Insured under the Policy, there are special considerations in applying the 7-pay test. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause the Policy to be a MEC, resulting in the tax treatment described below applying. Also and more generally, the manner of applying the 7-pay is somewhat uncertain in the case of contracts covering more than one Insured.

Tax Treatment Of MECs: If a Policy is classified as a MEC, the following special rules apply:

 . A partial surrender will be taxable to you to the extent that the Account
  Value exceeds your investment in the contract.

 . A loan from the Policy (together with any unpaid interest included in Policy
  Debt), and the amount of any assignment or pledge of the Policy, will be taxed in the same manner as a partial surrender.

 . A penalty tax of 10% will be imposed on the amount of any full or partial surrender, loan and unpaid loan interest included in Policy Debt, assignment, or pledge on which you must pay tax. However, the penalty tax does not apply to a distribution made:

 (1) after you attain age 59 1/2,

 (2) because you have become disabled, within the meaning of the tax law, or

 (3) in substantially equal periodic payments (not less frequently than annually) made over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary, within the meaning of the tax law).

Special Rules If You Own More Than One MEC: All MECs that we (or any of our affiliates) issue to you within the same calendar year will be combined to determine the amount of any distribution from the Policy that will be taxable to you.

Interpretative issues: The tax law's rules relating to MECs are complex and open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding changes in coverage under or distributions from your Policy.

INCOME TAX WITHHOLDING

We may be required to withhold and pay to the IRS a part of the taxable portion of each distribution made under a Policy. However, in many cases, the recipient may elect not to have any amounts withheld. You are responsible for payment of all taxes and early distribution penalties, regardless of whether you request that no taxes be withheld or if we do not withhold a sufficient amount of taxes. At the time you request a distribution from the Policy, we will send you forms that explain the withholding requirements.

TAX STATUS OF THE COMPANY

Under existing Federal income tax law, we do not expect to incur any Federal income tax liability on the income or gains in Separate Account III. Based upon this expectation, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we are required to pay taxes on some or all of the income and gains earned by Separate Account III, we may impose a charge for those taxes.

We may also incur state and local taxes, in addition to premium taxes for which a deduction from premiums is currently made. At present, these taxes are not significant. If there is a material change in state or local tax laws, we may impose a charge for any taxes attributable to Separate Account III.

CHANGES IN THE LAW AND OTHER CONSIDERATIONS

This discussion is based on our understanding of the Federal income tax law existing on the date of this Prospectus. Congress, the IRS, and the courts may modify these laws at any time, and may do so retroactively. Any person concerned about the tax implications of ownership of a Policy should consult a tax advisor.

Other Policy Information

OPTIONAL PAYMENT PLANS

The Policy currently offers the following five Optional Payment Plans as alternatives to the payment of Death Proceeds, Surrender Value, or your Account Value on the Maturity Date in a lump sum (see Requesting Payments):

Plan 1 -- Income For A Fixed Period. We will make equal periodic payments for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies before the end of the fixed period, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at a yearly rate of 3%. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided. Discounted means we will deduct the amount of interest each remaining payment would have included had it not been paid out earlty.

Plan 2 -- Life Income. We will make equal monthly payments for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guaranteed period, we will discount the amount of remaining payments for the minimum period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

Plan 3 -- Income of a Definite Amount. We will make equal periodic payments of a definite amount. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee's estate unless otherwise provided.

Plan 4 -- Interest Income. We will make periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee's estate unless otherwise provided.

Plan 5 -- Joint Life and Survivor Income. We will make equal monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the survivor's estate unless otherwise provided.

You may select an Optional Payment Plan during either Insured's life in your application or by writing our Variable Life Servicing Center. We will transfer any amount left with us for payment under an Optional Payment Plan to our General Account. Payments under an Optional Payment Plan will not vary with the investment performance of Separate Account III because they are forms of fixed-benefit annuities. Amounts allocated to an Optional Payment Plan will earn interest of at least 3% compounded annually. Certain conditions and restrictions apply to payments received under an Optional Payment Plan. For further information, please review your Policy or contact one of our authorized agents.

DIVIDENDS

The Policy is non-participating. We will not pay dividends on the Policy.

INCONTESTABILITY

The Policy limits our right to contest the Policy as issued, as increased, or as reinstated, except for material misstatements contained in the application, a supplemental application, or a reinstatement application, after it has been in force during the lifetimes of at least one of the Insureds for a minimum period, generally for two years from the Policy Date, effective date of the increase, or the date of reinstatement. We can only contest the Policy, an increase in Specified Amount, and/or a reinstatement of the Policy if a copy of the application was attached to the Policy when issued or delivered, or was made a part of the Policy when a change in coverage or Policy reinstatement went into effect. This provision does not apply to riders that provide disability benefits.

SUICIDE EXCLUSION

If either Insured commits suicide within two years of the Policy Date, we will limit the amount of proceeds we pay under the Policy to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy. We also will provide a single life policy to the surviving Insured. The single life policy will have the same Policy Date as this Policy. The rating class of the single life policy will be the rating class of the surviving Insured under this Policy. We may require increased premiums under the single life policy. The policy or policies we offer will be one offered by us or by an affiliate.

If the first Insured to die commits suicide more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will reduce the Specified Amount to the amount in effect before the increase. We will refund any monthly deductions made with respect to the increase in a lump sum to the Owner.

If the Last Insured commits suicide more than two years after the Policy Date and within two years after an increase in the Specified Amount became effective, we will reduce the Specified Amount to the amount in effect before the increase. The amount payable with respect to the increase will equal the monthly deductions that were made for that increase. The amount payable will be treated as Death Proceeds and paid to the Beneficiary under the same conditions as the initial Specified Amount.

MISSTATEMENT OF AGE OR GENDER

We will adjust the Death Benefit if you misstated either Insured's Age or gender in your application. See your Policy for details.

WRITTEN NOTICE

You should send any written notice to us at our Variable Life Servicing Center. The notice should include the Policy number and each Insured's full name. We will send any notice to the address shown in the application unless an appropriate address change form has been filed with us.

TRUSTEE

If you name a trustee as the Owner or Beneficiary of the Policy and the trustee subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his or her authority. Payment of Policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

OTHER CHANGES

At any time, we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code.

Also, we may make changes:

 . to make the Policy, our operations, or the operation of Separate Account III conform with any law or regulation issued by any government agency to which they are subject; or

 . to reflect a change in the operation of Separate Account III, if allowed by the Policy.

Only an authorized officer of GE Capital Life has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. The President or a Vice President of GE Capital Life must sign all endorsements, amendments, or riders to be valid.

REPORTS

We maintain records and accounts of all transactions involving the Policy, Separate Account III and Policy Debt. Within 30 days after each Policy anniversary, we will send you a report showing information about your Policy. The report will show:

 . the Specified Amount;

 . the Account Value in each Investment Subdivision;

 . the Surrender Value;
 . the Policy Debt; and

 . the premiums paid and charges made during the Policy year.

We also will send you an annual and a semi-annual report for each portfolio underlying an Investment Subdivision to which you have allocated Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

CHANGE OF OWNER

You may change the Owner of the Policy by sending a written request on a form satisfactory to us to our Variable Life Servicing Center while either Insured is alive and the Policy is in force. The change will take effect the date you sign the written request, but the change will not affect any action we have taken before we receive the written request. A change of Owner does not change the Beneficiary designation.

SUPPLEMENTAL BENEFITS

There are several supplemental benefits available that you may add to your Policy. These benefits may not be available to all Owners. Examples of these benefits include:

 . benefit which allows you to surrender this Policy in exchange for an individual policy(ies) on one of the Insured(s) or for separate individual policies on the life of each Insured. (no charge for this rider) (see The Policy -- Split Option Rider);

 . term insurance that helps protect your estate from the IRS's "contemplation of death" rule by providing an additional amount of insurance for the first 4 policy years (additional charge, see Charges and Deductions, Monthly Deductions) (see Death Benefits -- Four Year Term Rider).

Additional rules and limits apply to these supplemental benefits. Please ask your authorized GE Capital Life agent for further information or contact our Variable Life Servicing Center.

USING THE POLICY AS COLLATERAL

You can assign the Policy as collateral security. You must notify us in writing on a form satisfactory to us if you assign the Policy. Any payments we made before the assignment will not be affected. We are not responsible for the validity of an assignment. An assignment may affect your rights and the rights of the Beneficiary.

EXCHANGES

During the first 24 Policy Months, you have the right to exchange this Policy for any other flexible adjustable joint and last survivor life Policy we or one of our affiliates offer. We will not require evidence of insurability. If you decide to make an exchange, we will notify you of the policies available for exchange and the procedures to follow. You may elect to have the amount of the new policy be either (a) or (b) where:

(a) is the Death Benefit on the date of the exchange, and

(b) is the Death Benefit minus Account Value on the date of exchange.

The new policy will have the same policy date, genders, issue ages and equivalent rating classes as this Policy. The new policy will include such riders and endorsements as were included in this Policy, if such riders and endorsements are available with the new policy.

The exchange is subject to an equitable adjustment in payments and Account Values to reflect variances, if any, in the payments and Account Values under the existing Policy and the new policy.

REINSURANCE

We may reinsure a portion of the risks assumed under the Policies.

LEGAL PROCEEDINGS

GE Capital Life, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, GE Capital Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or Separate Account III.

Additional Information

SALES OF THE POLICIES

We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) (the "Underwriter") for the distribution and sale of the Policies. Pursuant to this agreement, the Underwriter serves as principal underwriter for the Policies. The Underwriter is located at 6630 W. Broad St., Richmond, Virginia 23230. The Underwriter was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. The Underwriter is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc.

The Underwriter offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. Registered representatives with the Underwriter are also licensed as insurance agents in the states in which they do business and are appointed with us.

The Underwriter also enters into selling agreements with an affiliated broker-dealer (Terra Securities Corporation) and independent broker-dealers to sell the Policies. The registered representatives of these selling firms are registered with the NASD and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

We pay sales commissions and other marketing related expenses to the Underwriter for promotion and sales of the Policies by its registered representatives as well as by selling firms. In the first Policy year, the selling firm will receive a commission of up to approximately 55% of the first year target premium (based on age, sex, Specified Amount, rating class and other factors) plus up to approximately 3% of premiums paid in excess of the first year target premium. In renewal years, the selling firm receives up to approximately 3% of each premium paid. This commission may be returned to us if the Policy is not continued through the first Policy year. We may on occassion pay a higher commission for a short period of time as a special promotion. In the case of sales by the Underwriter's registered representatives, a portion of the sales commission is passed through the Underwriter to its registered representative who sold the Policy. Because the Underwriter is our affiliate, their registered representatives are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes and awards.

The Underwriter also receives 12b-1 fees from Janus Aspen Series.

In the case of sales by selling firms, the Underwriter passes through the entire amount of the sales commission to the selling firm whose registered representative sold the

Policy. The selling firm may retain a portion of the commission before it pays the registered representative who sold the Policy.

We may also make payments for services that do not directly involve sales of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recover commissions, marketing, administrative and other expenses and costs of Policy benefits through fees and charges imposed under the Policies. Commissions paid on the Policies, including other incentives and payments, are not charged directly to you or to the Account Value.

LEGAL MATTERS

The legal matters in connection with the Policy described in this Prospectus have been passed on by Donita King, Senior Vice President, General Counsel & Secretary of GE Capital Life. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

EXPERTS

The financial statements of GE Capital Life Assurance Company of New York as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP covering the December 31, 2000 financial statements of the Company contains an explanatory paragraph that states that the balance sheet of GE Capital Life Assurance Company of New York as of December 31, 2000 and the related statement of shareholder's interest for the year ended December 31, 2000 have been restated.


ACTUARIAL MATTERS

Actuarial matters included in this Prospectus have been examined by Paul Haley, Vice President and Actuary of GE Capital Life, whose opinion we filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

We did not include financial statements for GE Capital Life Separate Account III in this prospectus because as of the date of this prospectus, Separate Account III had not begun operation.

EXECUTIVE OFFICERS AND DIRECTORS

We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.

                                                Positions and Offices with
       Name                  Address                    Depositor
----------------------------------------------------------------------------
Pamela S. Schutz    GE Financial Assurance    Chairman, GE Capital Life
                    6610 W. Broad Street      Assurance Company of New York
                    Richmond, VA 23230        since 5/98; President, GE Life
                                              & Annuity since 5/98;
                                              President of The Harvest Life
                                              Insurance Company 9/97-12/98;
                                              President, GE Capital Realty
                                              Group 2/78-5/97. Senior Vice
                                              President, Investments GE Life
                                              & Annuity since 1999;
                                              Director, GE Life & Annuity,
                                              since 5/96; Director, GNA,
                                              since 4/94.
Cheryl C. Whaley    GE Capital Life Assurance President, Chief Executive
                    Company of New York       Officer & Managing Officer, GE
                    125 Park Avenue,          Capital Life Assurance Company
                    6th Floor                 of New York since 7/2000.
                    New York, NY 10017        Strategic Project Leader,
                                              General Electric Company since
                                              1995.
Marshall S. Belkin  345 Kear Street           Director, GE Capital Life
                    Yorktown Heights, NY      Assurance Company of New York;
                    10598                     Attorney with Lieberman and
                                              LeBovit (formerly Lieberman
                                              Lebovit and Brofman).
Richard I. Byer     Richartz Fliss Clark &    Director, GE Capital Life
                    Pope                      Assurance Company of New York;
                    317 Madison Avenue        Executive Vice President,
                    New York, NY 10017        Richartz Fliss Clark & Pope
                                              since 1994; Director,
                                              Workmen's Circle MultiCare
                                              Center since 1997.
Thomas W. Casey     GE Financial Assurance    Vice President and Chief
                    6604 W. Broad St.         Financial Officer GE Capital
                    Richmond, VA 23230        Life Assurance Company of New
                                              York; Senior Vice President
                                              and Chief Financial Officer,
                                              GNA since 1996; Vice
                                              President, GNA 1993-1996.
Stephen N. DeVos    GNA Corporation           Vice President and Investment
                    Two Union Square          Officer, GE Capital Life
                    601 Union Street          Assurance Company of New York;
                    Seattle, WA 98101         Vice President and Controller
                                              of GNA since 1996; Technical
                                              Adviser, GE Capital
                                              Corporation 1994-1996.
Bernard M. Eiber    55 Northern Blvd.         Director, GE Capital Life
                    Room 302                  Assurance Company of New York;
                    Great Neck, NY 11021      Attorney, Law Firm of Bernard
                                              Eiber since 1995.
Jerry S. Handler    Handro Properties         Director, GE Capital Life
                    151 West 40th St.         Assurance Company of New York;
                    New York, NY 10018        President, Handro Management
                                              Corporation and Manager
                                              Partner of Handro Property LLC
                                              since 1979.
Gerald A. Kaufman   33 Walt Whitman Rd.,      Director, GE Capital Life
                    Suite 233                 Assurance Company of New York;
                    Huntrington Station, NY   Director, American Mayflower
                    11746                     Life Insurance Company of New
                                              York since 1973.
Donita King         GE Financial Assurance    Senior Vice President, General
                    6610 W. Broad Street      Counsel & Secretary, GE
                    Richmond, VA 23230        Capital Life Assurance Company
                                              of New York; Senior Vice
                                              President, General Counsel and
                                              Secretary, GE Life & Annuity
                                              since 3/99; Assistant General
                                              Counsel, Prudential Insurance
                                              Company of America, 3/89-3/99.

                                               Positions and Offices with
      Name                  Address                    Depositor
---------------------------------------------------------------------------
Leon E. Roday      GE Financial Assurance    Senior Vice President of GE
                   6604 West Broad St.       Capital Life Assurance Company
                   Richmond, VA 23230        of New York; Senior Vice
                                             President & Director, GE Life
                                             & Annuity since 6/99; Senior
                                             Vice President & Director, GE
                                             Financial Assurance since
                                             1996; LeBoeuf, Lamb, Greene &
                                             MacRae, L.L.P. 1982-1996.
Thomas A. Skiff    GE Financial Assurance    Director, GE Capital Life
                   1650 Los Gamos Dr.        Assurance Company of New York;
                   San Rafael, CA 94903      President, GE Financial
                                             Assurance Long Term Care
                                             Division.
Steven A. Smith    First Colony Life         Director, GE Capital Life
                   700 Main Street           Assurance Company of New York;
                   Lynchburg, VA 24505       Senior Vice President and
                                             Chief Actuary, First Colony
                                             Life Insurance Company since
                                             1977.
Geoffrey S. Stiff  GE Financial Assurance    Director, GE Capital Life
                   6610 W. Broad St.         Assurance Company of New York;
                   Richmond, VA 23230        Senior Vice President, GE Life
                                             & Annuity, since 3/99;
                                             Director, GE Life & Annuity,
                                             since 5/96; Vice President, GE
                                             Life & Annuity 5/96-3/99;
                                             Director of GNA since April,
                                             1994; Senior Vice President,
                                             Chief Financial Officer and
                                             Treasurer of GNA since May,
                                             1993; Senior Vice President,
                                             Controller and Treasurer of
                                             GNA Investors Trust since
                                             1993.
---------------------------------------------------------------------------

OTHER INFORMATION

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the Policies being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about Separate Account III, the Company, and the Policies offered. Statements in this Prospectus about the content of Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

Hypothetical Illustrations

To show you how the Policy works, we have included some hypothetical illustrations for a Policy issued to a male Insured, age 55, and a female Insured, age 55. These illustrations show how Account Values, Surrender Values, and death benefits under the two Death Benefit options available under a Policy vary over time assuming the following:

 . The initial and planned premium of each illustration are allocated completely to Separate Account III and remain there over the entire period:

 . The Insureds both qualify for the Preferred No Nicotine Use classification;

 . There are no partial surrenders and no supplemental benefits;

 . There is no Policy Debt; and

 . The portfolios earn gross (that is, before deductions for investment management fees and other operating expenses of the portfolios) annual rates of return of 0%, 6%, and 12%.

It is important to understand that the illustrations assume a level rate of return for all years. The values of your Policy would be different from those shown if the hypothetical returns averaged 0%, 6%, or 12% but fluctuated over and under those averages for the years shown.

The illustrations reflect an average annual charge of .75% of the average daily net assets of the portfolios for investment management fees and other operating expenses. We calculated these fees based on an average of the expense ratios of each of the portfolios (in some cases, we estimated those fees) for the latest year of operations. The average daily charge for the portfolio expenses reflects voluntary expense agreements between certain of the portfolios and their investment managers. These expense agreements could terminate at any time. See "Portfolio Annual Expense Table." If these agreements terminate, the values shown on the following pages would be less.

The illustrations reflect a premium charge, the .70% mortality and expense risk charge to Separate Account III, and the monthly deduction. The monthly deduction is taken from the Policy Account Value each month. The monthly deduction illustrated consists of the cost of insurance charge, the policy charge of $5, and an expense charge of up to $0.20 per $1,000 of initial Specified Amount. Our current charges and the maximum charges we have a contractual right to charge are reflected in separate illustrations on the following pages. See "Charges and Deductions." After deduction of estimated portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return for the Investment Subdivisions of -1.45%, 4.55% and 10.55%, respectively.

All of the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against Separate Account III. To produce after tax returns of 0%, 6%, or 12% if we were to make such charges in the future, Separate Account III would have to earn a sufficient amount in excess of 0%, 6%, or 12% to cover any tax charges. The Surrender Values shown in the illustrations reflect the fact that we deduct a Surrender Charge for the first 11 Policy years (and for 11 Policy years after you increase the Specified Amount). See "Charges and Deductions."

Each illustration also has a column labeled "Premiums Accumulated at 5% Interest Per Year." This column shows the amount that would accumulate if the premium payments were invested to earn interest, after taxes, of 5% per year, compounded annually.

Upon request, we will furnish you a personalized illustration based upon the proposed Insureds' circumstances. Such illustrations will reflect the current cost of insurance charges and the guaranteed maximum cost of insurance charges, and may assume different hypothetical rates of return than those shown in the following illustrations.

The investment rates of return we have chosen to use in the illustrations are hypothetical only, and you should understand that they do not represent actual past or future rates of return. The actual rates of return under a Policy may be more or less than the hypothetical rates of return in the illustrations.

Flexible Premium Joint And Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                        Initial Specified Amount         $250,000
Female Issue Age 55 Preferred No     Initial Premium and Planned
 Nicotine Use
Death Benefit Option A               Premium (Payable Annually) (1)     $5,100

                     0% Assumed Hypothetical   6% Assumed Hypothetical  12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment   Gross Annual Investment
         Premiums      Return with Maximum       Return with Maximum       Return with Maximum
        Accumulated      Charges (2)(3)            Charges (2)(3)            Charges (2)(3)
End of     At 5%    ------------------------- ------------------------- -------------------------
Policy   Interest   Surrender Account  Death  Surrender Account  Death  Surrender Account  Death
 Year    Per Year     Value    Value  Benefit   Value    Value  Benefit   Value    Value  Benefit
-------------------------------------------------------------------------------------------------
  1         5,355         0    4,166  254,166        0    4,432 254,432        0    4,699 254,699
  2        10,978     2,843    8,243  258,243    3,638    9,038 259,038    4,464    9,864 259,864
  3        16,882     7,428   12,228  262,228    9,017   13,817 263,817   10,739   15,539 265,539
  4        23,081    11,914   16,114  266,114   14,572   18,772 268,772   17,568   21,768 271,768
  5        29,590    16,294   19,894  269,894   20,302   23,902 273,902   25,002   28,602 278,602
  6        36,424    20,559   23,559  273,559   26,203   29,203 279,203   33,093   36,093 286,093
  7        43,600    24,699   27,099  277,099   32,270   34,670 284,670   41,897   44,297 294,297
  8        51,135    28,697   30,497  280,497   38,493   40,293 290,293   51,470   53,270 303,270
  9        59,047    32,532   33,732  283,732   44,854   46,054 296,054   61,870   63,070 313,070
 10        67,355    36,179   36,779  286,779   51,332   51,932 301,932   73,152   73,752 323,752
 15       115,553    50,016   50,016  300,016   84,191   84,191 334,191  145,220  145,220 395,220
 20       177,068    51,967   51,967  301,967  112,699  112,699 362,699  249,826  249,826 499,826
 25       255,579    28,973   28,973  278,973  119,975  119,975 369,975  390,288  390,288 640,288
 30       355,780       *        *       *      72,551   72,551 322,551  557,993  557,993 807,993
 35       483,665       *        *       *        *        *       *     714,883  714,883 964,883
-------------------------------------------------------------------------------------------------

 * Premium in addition to the planned premium is required to keep the Policy in effect.
(1) The values illustrated assume that the planned premium of $5,100 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                     Initial Specified Amount             $250,000
Female Issue Age 55 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option A            Premium (Payable Annually) (1)       $  5,100

                     0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
         Premiums      Return with Current       Return with Current     Return with Current Charges
        Accumulated      Charges (2)(3)            Charges (2)(3)                  (2)(3)
End of     At 5%    ------------------------- ------------------------- -----------------------------
Policy   Interest   Surrender Account  Death  Surrender Account  Death  Surrender  Account    Death
 Year    Per Year     Value    Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
-----------------------------------------------------------------------------------------------------
  1         5,355         0    4,428  254,428        0    4,705 254,705         0     4,983   254,983
  2        10,978     3,383    8,783  258,783    4,216    9,616 259,616     5,082    10,482   260,482
  3        16,882     8,265   13,065  263,065    9,940   14,740 264,740    11,751    16,551   266,551
  4        23,081    13,073   17,273  267,273   15,884   20,084 270,084    19,047    23,247   273,247
  5        29,590    17,805   21,405  271,405   22,056   25,656 275,656    27,033    30,633   280,633
  6        36,424    22,459   25,459  275,459   28,463   31,463 281,463    35,780    38,780   288,780
  7        43,600    27,033   29,433  279,433   35,111   37,511 287,511    45,363    47,763   297,763
  8        51,135    31,521   33,321  283,321   42,007   43,807 293,807    55,865    57,665   307,665
  9        59,047    35,920   37,120  287,120   49,154   50,354 300,354    67,376    68,576   318,576
 10        67,355    40,221   40,821  290,821   56,556   57,156 307,156    79,993    80,593   330,593
 15       115,553    58,267   58,267  308,267   95,845   95,845 345,845   162,361   162,361   412,361
 20       177,068    70,887   70,887  320,887  140,078  140,078 390,078   292,721   292,721   542,721
 25       255,579    74,097   74,097  324,097  185,597  185,597 435,597   496,886   496,886   746,886
 30       355,780    60,495   60,495  310,495  223,496  223,496 473,496   812,464   812,464 1,062,464
 35       483,665    18,328   18,328  268,328  236,927  236,927 486,927 1,295,118 1,295,118 1,545,118
-----------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $5,100 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Capital Life. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance or other charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                     Initial Specified Amount             $250,000
Female Issue Age 55 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option B            Premium (Payable Annually) (1)         $3,800

                     0% Assumed Hypothetical   6% Assumed Hypothetical  12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment   Gross Annual Investment
         Premiums      Return with Maximum       Return with Maximum       Return with Maximum
 End    Accumulated       Charges (2)(3)           Charges (2)(3)            Charges (2)(3)
  of       At 5%    ------------------------- ------------------------- -------------------------
Policy   Interest   Surrender Account  Death  Surrender Account  Death  Surrender Account  Death
 Year    Per Year     Value    Value  Benefit   Value    Value  Benefit   Value    Value  Benefit
-------------------------------------------------------------------------------------------------
  1         3,990         0    2,987  250,000       0    3,182  250,000        0    3,377 250,000
  2         8,180       504    5,904  250,000   1,081    6,481  250,000    1,682    7,082 250,000
  3        12,578     3,947    8,747  250,000   5,097    9,897  250,000    6,344   11,144 250,000
  4        17,197     7,310   11,510  250,000   9,230   13,430  250,000   11,394   15,594 250,000
  5        22,047    10,587   14,187  250,000  13,477   17,077  250,000   16,868   20,468 250,000
  6        27,140    13,772   16,772  250,000  17,836   20,836  250,000   22,803   25,803 250,000
  7        32,487    16,855   19,255  250,000  22,302   24,702  250,000   29,237   31,637 250,000
  8        38,101    19,822   21,622  250,000  26,866   28,666  250,000   36,213   38,013 250,000
  9        43,996    22,656   23,856  250,000  31,515   32,715  250,000   43,772   44,972 250,000
 10        50,186    25,336   25,936  250,000  36,232   36,832  250,000   51,961   52,561 250,000
 15        86,098    35,064   35,064  250,000  59,966   59,966  250,000  104,697  104,697 250,000
 20       131,933    34,876   34,876  250,000  81,211   81,211  250,000  187,445  187,445 250,000
 25       190,431    11,749   11,749  250,000  90,810   90,810  250,000  328,212  328,212 344,623
 30       265,091       *        *       *     64,001   64,001  250,000  555,681  555,681 583,465
 35       360,378       *        *       *        *        *       *     908,607  908,607 954,037
-------------------------------------------------------------------------------------------------

 * Premium in addition to the planned premium is required to keep the Policy in effect.
(1) The values illustrated assume that the planned premium of $3,800 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                     Initial Specified Amount             $250,000
Female Issue Age 55 Preferred No
 Nicotine Use                     Initial Premium and Planned
Death Benefit Option B            Premium (Payable Annually) (1)         $3,800

                     0% Assumed Hypothetical   6% Assumed Hypothetical    12% Assumed Hypothetical
                     Gross Annual Investment   Gross Annual Investment     Gross Annual Investment
         Premiums      Return with Current       Return with Current         Return with Current
        Accumulated      Charges (2)(3)            Charges (2)(3)              Charges (2)(3)
End of     At 5%    ------------------------- ------------------------- -----------------------------
Policy   Interest   Surrender Account  Death  Surrender Account  Death  Surrender  Account    Death
 Year    Per Year     Value    Value  Benefit   Value    Value  Benefit   Value     Value    Benefit
-----------------------------------------------------------------------------------------------------
  1         3,990         0    3,230  250,000        0    3,434 250,000         0     3,639   250,000
  2         8,180     1,005    6,405  250,000    1,617    7,017 250,000     2,253     7,653   250,000
  3        12,578     4,725    9,525  250,000    5,952   10,752 250,000     7,281    12,081   250,000
  4        17,197     8,388   12,588  250,000   10,446   14,646 250,000    12,764    16,964   250,000
  5        22,047    11,993   15,593  250,000   15,104   18,704 250,000    18,749    22,349   250,000
  6        27,140    15,538   18,538  250,000   19,930   22,930 250,000    25,285    28,285   250,000
  7        32,487    19,022   21,422  250,000   24,929   27,329 250,000    32,430    34,830   250,000
  8        38,101    22,441   24,241  250,000   30,106   31,906 250,000    40,243    42,043   250,000
  9        43,996    25,789   26,989  250,000   35,463   36,663 250,000    48,792    49,992   250,000
 10        50,186    29,062   29,662  250,000   41,004   41,604 250,000    58,150    58,750   250,000
 15        86,098    42,423   42,423  250,000   70,051   70,051 250,000   119,035   119,035   250,000
 20       131,933    51,502   51,502  250,000  103,276  103,276 250,000   217,972   217,972   250,000
 25       190,431    53,426   53,426  250,000  140,855  140,855 250,000   382,627   382,627   401,758
 30       265,091    41,690   41,690  250,000  184,017  184,017 250,000   651,773   651,773   684,362
 35       360,378       992      992  250,000  239,860  239,860 251,853 1,087,349 1,087,349 1,141,716
-----------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $3,800 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Capital Life. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance or other charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                   Initial Specified Amount             $1,000,000
Female Issue Age 55 Preferred
 No Nicotine Use                Initial Premium and Planned
Death Benefit Option A          Premium (Payable Annually) (1)          $19,400

                      0% Assumed Hypothetical     6% Assumed Hypothetical     12% Assumed Hypothetical
                      Gross Annual Investment     Gross Annual Investment      Gross Annual Investment
         Premiums       Return with Maximum         Return with Maximum          Return with Maximum
        Accumulated       Charges (2)(3)              Charges (2)(3)               Charges (2)(3)
End Of     At 5%    --------------------------- --------------------------- -----------------------------
Policy   Interest   Surrender Account   Death   Surrender Account   Death   Surrender  Account    Death
 Year    Per Year     Value    Value   Benefit    Value    Value   Benefit    Value     Value    Benefit
---------------------------------------------------------------------------------------------------------
  1         20,370         0   16,508 1,016,508        0   17,560 1,017,560         0    18,613 1,018,613
  2         41,759    11,066   32,666 1,032,666   14,205   35,805 1,035,805    17,472    39,072 1,039,072
  3         64,216    29,254   48,454 1,048,454   35,539   54,739 1,054,739    42,344    61,544 1,061,544
  4         87,797    47,049   63,849 1,063,849   57,566   74,366 1,074,366    69,412    86,212 1,086,212
  5        112,557    64,424   78,824 1,078,824   80,282   94,682 1,094,682    98,874   113,274 1,113,274
  6        138,555    81,342   93,342 1,093,342  103,676  115,676 1,115,676   130,935   142,935 1,142,935
  7        165,853    97,759  107,359 1,107,359  127,724  137,324 1,137,324   165,816   175,416 1,175,416
  8        194,515   113,611  120,811 1,120,811  152,384  159,584 1,159,584   203,740   210,940 1,210,940
  9        224,611   128,814  133,614 1,133,614  177,589  182,389 1,182,389   244,928   249,728 1,249,728
 10        256,212   143,266  145,666 1,145,666  203,247  205,647 1,205,647   289,606   292,006 1,292,006
 15        439,555   197,966  197,966 1,197,966  333,239  333,239 1,333,239   574,789   574,789 1,574,789
 20        673,553   205,169  205,169 1,205,169  445,467  445,467 1,445,467   988,108   988,108 1,988,108
 25        972,201   112,631  112,631 1,112,631  472,313  472,313 1,472,313 1,541,524 1,541,524 2,541,524
 30      1,353,359      *        *        *      279,787  279,787 1,279,787 2,198,388 2,198,388 3,198,388
 35      1,839,825      *        *        *         *        *        *     2,802,809 2,802,809 3,802,809
---------------------------------------------------------------------------------------------------------

 * Premium in addition to the planned premium is required to keep the Policy in effect.
(1) The values illustrated assume that the planned premium of $19,400 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                   Initial Specified Amount             $1,000,000
Female Issue Age 55 Preferred
 No Nicotine Use                Initial Premium and Planned
Death Benefit Option A          Premium (Payable Annually) (1)          $19,400

                      0% Assumed Hypothetical     6% Assumed Hypothetical     12% Assumed Hypothetical
                      Gross Annual Investment     Gross Annual Investment      Gross Annual Investment
         Premiums       Return with Current         Return with Current          Return with Current
        Accumulated       Charges (2)(3)              Charges (2)(3)               Charges (2)(3)
End of     At 5%    --------------------------- --------------------------- -----------------------------
Policy   Interest   Surrender Account   Death   Surrender Account   Death   Surrender  Account    Death
 Year    Per Year     Value    Value   Benefit    Value    Value   Benefit    Value     Value    Benefit
---------------------------------------------------------------------------------------------------------
  1         20,370         0   17,543 1,017,543        0   18,636 1,018,636         0    19,730 1,019,730
  2         41,759    13,197   34,797 1,034,797   16,486   38,086 1,038,086    19,907    41,507 1,041,507
  3         64,216    32,561   51,761 1,051,761   39,179   58,379 1,058,379    46,338    65,538 1,065,538
  4         87,797    51,630   68,430 1,068,430   62,744   79,544 1,079,544    75,251    92,051 1,092,051
  5        112,557    70,398   84,798 1,084,798   87,211  101,611 1,101,611   106,899   121,299 1,121,299
  6        138,555    88,857  100,857 1,100,857  112,608  124,608 1,124,608   141,556   153,556 1,153,556
  7        165,853   106,996  116,596 1,116,596  138,962  148,562 1,148,562   179,523   189,123 1,189,123
  8        194,515   124,798  131,998 1,131,998  166,293  173,493 1,173,493   221,127   228,327 1,228,327
  9        224,611   142,241  147,041 1,147,041  194,619  199,419 1,199,419   266,723   271,523 1,271,523
 10        256,212   159,297  161,697 1,161,697  223,949  226,349 1,226,349   316,696   319,096 1,319,096
 15        439,555   230,770  230,770 1,230,770  379,526  379,526 1,379,526   642,803   642,803 1,642,803
 20        673,553   280,591  280,591 1,280,591  554,487  554,487 1,554,487 1,158,679 1,158,679 2,158,679
 25        972,201   292,815  292,815 1,292,815  734,102  734,102 1,734,102 1,966,153 1,966,153 2,966,153
 30      1,353,359   237,837  237,837 1,237,837  882,614  882,614 1,882,614 3,213,285 3,213,285 4,213,285
 35      1,839,825    68,633   68,633 1,068,633  932,482  932,482 1,932,482 5,118,805 5,118,805 6,118,805
---------------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $19,400 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Capital Life. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance or other charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                   Initial Specified Amount             $1,000,000
Female Issue Age 55 Preferred
 No Nicotine Use                Initial Premium and Planned
Death Benefit Option B          Premium (Payable Annually) (1)          $14,600

                      0% Assumed Hypothetical     6% Assumed Hypothetical     12% Assumed Hypothetical
                      Gross Annual Investment     Gross Annual Investment      Gross Annual Investment
         Premiums       Return with Maximum         Return with Maximum          Return with Maximum
        Accumulated       Charges (2)(3)              Charges (2)(3)               Charges (2)(3)
End of     At 5%    --------------------------- --------------------------- -----------------------------
Policy   Interest   Surrender Account   Death   Surrender Account   Death   Surrender  Account    Death
 Year    Per Year     Value    Value   Benefit    Value    Value   Benefit    Value     Value    Benefit
---------------------------------------------------------------------------------------------------------
  1         15,330         0   12,015 1,000,000        0   12,793 1,000,000         0    13,572 1,000,000
  2         31,427     2,148   23,748 1,000,000    4,458   26,058 1,000,000     6,863    28,463 1,000,000
  3         48,328    15,982   35,182 1,000,000   20,593   39,793 1,000,000    25,588    44,788 1,000,000
  4         66,074    29,498   46,298 1,000,000   37,198   53,998 1,000,000    45,878    62,678 1,000,000
  5         84,708    42,671   57,071 1,000,000   54,266   68,666 1,000,000    67,870    82,270 1,000,000
  6        104,273    55,473   67,473 1,000,000   71,785   83,785 1,000,000    91,714   103,714 1,000,000
  7        124,817    67,865   77,465 1,000,000   89,735   99,335 1,000,000   117,570   127,170 1,000,000
  8        146,388    79,794   86,994 1,000,000  108,081  115,281 1,000,000   145,602   152,802 1,000,000
  9        169,037    91,191   95,991 1,000,000  126,771  131,571 1,000,000   175,984   180,784 1,000,000
 10        192,819   101,969  104,369 1,000,000  145,737  148,137 1,000,000   208,899   211,299 1,000,000
 15        330,799   141,176  141,176 1,000,000  241,262  241,262 1,000,000   420,978   420,978 1,000,000
 20        506,901   140,753  140,753 1,000,000  327,083  327,083 1,000,000   754,067   754,067 1,000,000
 25        731,656    48,720   48,720 1,000,000  366,947  366,947 1,000,000 1,320,657 1,320,657 1,386,689
 30      1,018,508      *        *        *      263,170  263,170 1,000,000 2,235,787 2,235,787 2,347,576
 35      1,384,610      *        *        *         *        *        *     3,655,636 3,655,636 3,838,417
---------------------------------------------------------------------------------------------------------

 * Premium in addition to the planned premium is required to keep the Policy in effect.
(1) The values illustrated assume that the planned premium of $14,600 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Joint and Last Survivor
Variable Life Insurance

Male Issue Age 55 Preferred No
 Nicotine Use                   Initial Specified Amount             $1,000,000
Female Issue Age 55 Preferred
 No Nicotine Use                Initial Premium and Planned
Death Benefit Option B          Premium (Payable Annually) (1)       $   14,600

                      0% Assumed Hypothetical     6% Assumed Hypothetical     12% Assumed Hypothetical
                      Gross Annual Investment     Gross Annual Investment      Gross Annual Investment
         Premiums       Return with Current         Return with Current          Return with Current
        Accumulated       Charges (2)(3)              Charges (2)(3)               Charges (2)(3)
End of     At 5%    --------------------------- --------------------------- -----------------------------
Policy   Interest   Surrender Account   Death   Surrender Account   Death   Surrender  Account    Death
 Year    Per Year     Value    Value   Benefit    Value    Value   Benefit    Value     Value    Benefit
---------------------------------------------------------------------------------------------------------
  1         15,330         0   12,978 1,000,000        0   13,794 1,000,000         0    14,610 1,000,000
  2         31,427     4,135   25,735 1,000,000    6,582   28,182 1,000,000     9,127    30,727 1,000,000
  3         48,328    19,069   38,269 1,000,000   23,985   43,185 1,000,000    29,304    48,504 1,000,000
  4         66,074    33,776   50,576 1,000,000   42,024   58,824 1,000,000    51,309    68,109 1,000,000
  5         84,708    48,250   62,650 1,000,000   60,721   75,121 1,000,000    75,328    89,728 1,000,000
  6        104,273    62,486   74,486 1,000,000   80,095   92,095 1,000,000   101,565   113,565 1,000,000
  7        124,817    76,473   86,073 1,000,000  100,166  109,766 1,000,000   130,243   139,843 1,000,000
  8        146,388    90,199   97,399 1,000,000  120,950  128,150 1,000,000   161,606   168,806 1,000,000
  9        169,037   103,645  108,445 1,000,000  142,459  147,259 1,000,000   195,924   200,724 1,000,000
 10        192,819   116,788  119,188 1,000,000  164,703  167,103 1,000,000   233,490   235,890 1,000,000
 15        330,799   170,477  170,477 1,000,000  281,380  281,380 1,000,000   477,956   477,956 1,000,000
 20        506,901   207,035  207,035 1,000,000  414,915  414,915 1,000,000   875,295   875,295 1,000,000
 25        731,656   215,003  215,003 1,000,000  566,135  566,135 1,000,000 1,536,488 1,536,488 1,613,312
 30      1,018,508   168,426  168,426 1,000,000  740,246  740,246 1,000,000 2,617,244 2,617,244 2,748,106
 35      1,384,610     6,262    6,262 1,000,000  966,376  966,376 1,014,695 4,366,295 4,366,295 4,584,609
---------------------------------------------------------------------------------------------------------

(1) The values illustrated assume that the planned premium of $14,600 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.
(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or partial surrenders have been made. Excessive loans or partial surrenders may cause this Policy to lapse because of insufficient Account Value.
(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Capital Life. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance or other charges were increased.

The hypothetical gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including prevailing interest rates, rates of inflation, and the allocations made by an Owner among the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.45%, 4.55%, and 10.55%. The Death Benefit, Surrender Value and Account Value for a Policy will be different from those shown if the actual investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual Policy years. No representations can be made by GE Capital Life Assurance Company of New York or the Funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

                       GE CAPITAL LIFE ASSURANCE COMPANY

                               Table of Contents

                         Six months ended June 30, 2001

                                                                            Page
                                                                            ----
Consolidated Balance Sheets................................................ F-1

Consolidated Statements of Income.......................................... F-2

Consolidated Statements of Shareholders' Interest.......................... F-3

Consolidated Statements of Cash Flows...................................... F-4

Notes to Financial Statements (unaudited).................................. F-5

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                              Financial Statements

                         Six months ended June 30, 2001

                                  (Unaudited)

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS

             (Dollar amounts in millions, except per share amounts)

                                                                     Restated
                                                        June 30,   December 31,
                                                       ----------- ------------
                                                          2001         2000
                                                       ----------- ------------
                                                       (unaudited)
                        Assets
Investments:
  Fixed maturities available-for-sale, at fair value..  $2,452.5     $2,079.7
  Equity Securities available for sale, at fair value:
   Preferred Stock, non-redeemable....................       5.3          4.6
  Mortgage loans......................................     333.2        329.8
  Policy loans........................................       1.3          1.3
  Short-term investments..............................       --          74.0
                                                        --------     --------
    Total investments.................................   2,792.3      2,489.4
                                                        --------     --------
  Cash and cash equivalents...........................      48.2          2.0
  Accrued investment income...........................      61.0         50.6
  Deferred acquisition costs..........................     144.6        122.4
  Intangible assets...................................     169.7        175.0
  Deferred tax assets.................................       1.9          --
  Other assets........................................       7.9         15.6
  Reinsurance recoverable.............................       6.6          5.6
  Separate account assets.............................      67.0         61.1
                                                        --------     --------
    Total assets......................................  $3,299.2     $2,921.7
                                                        ========     ========
        Liabilities and Shareholder's Interest
Liabilities:
  Future annuity and contract benefits................  $2,538.4     $2,294.4
  Liability for policy and contract claims............      68.4         57.7
  Unearned premiums...................................      41.0         40.5
  Other policyholder liabilities......................      80.8         40.3
  Accounts payable and accrued expenses...............     119.3         17.9
  Deferred tax liabilities............................       --          13.8
  Separate account liabilities........................      67.0         61.1
                                                        --------     --------
    Total liabilities.................................   2,914.9      2,525.7
                                                        --------     --------
Shareholder's interest:
  Net unrealized investment (losses) gains............      (1.3)        29.7
                                                        --------     --------
  Accumulated non-owner changes in equity.............      (1.3)        29.7
  Common stock ($1,000 par value, 2,000 shares
   authorized, issued and outstanding)................       2.0          2.0
  Additional paid-in capital..........................     342.6        342.6
  Retained earnings...................................      41.0         21.7
                                                        --------     --------
    Total shareholder's interest......................     384.3        396.0
                                                        --------     --------
    Total liabilities and shareholder's interest......  $3,299.2     $2,921.7
                                                        ========     ========

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                              STATEMENTS OF INCOME

                          (Dollar amounts in millions)
                                   Unaudited

                                                                 Six Months
                                       Three Months Ended           Ended
                                       ---------------------   ----------------
                                        June 30     June 30    June 30  June 30
                                         2001        2000       2001     2000
                                       ---------   ---------   -------  -------
Revenues:
Net investment income................  $    48.4   $    36.3   $ 93.0   $ 70.5
Premiums.............................       44.6        23.1     82.6     46.2
Net realized investment gains
 (losses)............................        2.0        (0.1)     9.1     (1.3)
Other income.........................        0.4         1.0      1.0      1.5
                                       ---------   ---------   ------   ------
    Total revenues...................       95.4        60.3    185.7    116.9
                                       ---------   ---------   ------   ------
Benefits and expenses:
Benefits and other changes in policy
 reserves............................       40.4        23.4     71.6     45.3
Interest credited....................       27.1        20.9     51.7     39.9
Commissions..........................       18.0        10.1     32.4     20.5
General expenses.....................        5.0         4.2     13.1      9.8
Amortization of intangibles, net.....        7.7         3.1     14.0      5.2
Change in deferred acquisition costs,
 net.................................      (16.0)      (11.5)   (27.5)   (22.8)
                                       ---------   ---------   ------   ------
    Total benefits and expenses......       82.2        50.2    155.3     97.9
                                       ---------   ---------   ------   ------
    Income before income taxes.......       13.2        10.2     30.4     19.0
Provision for income taxes...........       13.1         3.3     11.1      6.9
                                       ---------   ---------   ------   ------
    Net income.......................  $     0.1   $     6.8   $ 19.3   $ 12.1
                                       =========   =========   ======   ======


                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                     STATEMENTS OF SHAREHOLDER'S INTEREST

                          Period ended June 30, 2001
              (Dollar amounts in millions, except share amounts)

                                                 Accumulated
                        Common Stock  Additional  Non-owner               Total
                        -------------  Paid-In   Changes In  Retained Shareholder's
                        Shares Amount  Capital     Equity    Earnings   Interest
                        ------ ------ ---------- ----------- -------- -------------
Balances at December
 31, 1998.............. 2,000   $2.0    $259.4     $  7.1     $(4.9)     $263.6
Changes other than
 transactions with
 shareholder:
  Net income...........   --     --        --         --       18.1        18.1
  Net unrealized losses
   on investment
   securities(a).......   --     --        --       (39.6)      --        (39.6)
                                                                         ------
    Total changes other
     than transactions
     with shareholder..                                                   (21.5)
                                                                         ------
Dividends declared.....   --     --        --         --      (16.5)      (16.5)
                        -----   ----    ------     ------     -----      ------
Balances at December
 31, 1999.............. 2,000    2.0     259.4      (32.5)     (3.3)      225.6
Changes other than
 transactions with
 shareholder:
  Net income...........   --     --        --         --       25.0        25.0
  Net unrealized gains
   on investment
   securities(a).......   --     --        --        62.2       --         62.2
  Non-cash capital
   contribution........   --     --       83.2        --        --         83.2
                                                                         ------
    Total changes other
     than transactions
     with shareholder..                                                   170.4
                        -----   ----    ------     ------     -----      ------
Balances at December
 31, 2000 (as
 restated)............. 2,000    2.0     342.6       29.7      21.7       396.0
Changes other than
 transactions with
 shareholder:
  Net income...........   --     --        --         --       19.3        19.3
  Net unrealized gains
   on investment
   securities(a).......   --     --        --       (31.0)      --        (31.0)
  Non-cash capital
   contribution........   --     --        --         --        --          --
                                                                         ------
    Total changes other
     than transactions
     with shareholder..                                                   (11.7)
                        -----   ----    ------     ------     -----      ------
Balances at June 30,
 2001 (unaudited)...... 2,000   $2.0    $342.6     $ (1.3)    $41.0      $384.3
                        =====   ====    ======     ======     =====      ======

--------
(a) Presented net of deferred taxes of $16.7 million, $(33.5) million, and $21.3 million in 2001, 2000, and 1999 respectively.

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                            Statements of Cash Flows

                          (Dollar amounts in millions)
                                  (Unaudited)

                                                               Period Ended
                                                                 June 30,
                                                             -----------------
                                                               2001     2000
                                                             --------  -------
Cash flows from operating activities:
  Net income................................................ $   19.3  $  12.1
                                                             --------  -------
  Adjustments to reconcile net income to net cash provided
   by operating activities:
   Change in reserves.......................................     83.4     43.8
   Other--net...............................................    127.4     (7.0)
    Total adjustments.......................................    210.8     36.8
                                                             --------  -------
    Net cash provided by operating activities...............    230.1     48.9
                                                             --------  -------
Cash flows from investing activities:
  Short-term investing activities, net......................     74.0      --
  Proceeds from sales and maturities of investments in
   securities...............................................    418.9     86.5
  Purchases of securities...................................   (833.1)  (169.4)
  Mortgage and policy loan originations.....................    (16.7)   (26.5)
  Principal collected on mortgage and policy loans..........     12.9     14.9
    Net cash used in investing activities...................   (344.0)   (94.5)
                                                             --------  -------
Cash flows from financing activities:
  Proceeds from issuance of investment contracts............    260.6    236.8
  Redemption and benefit payments on investment contracts...   (100.5)  (116.9)
  Dividends paid to shareholder.............................      --       --
                                                             --------  -------
    Net cash provided by (used in) financing activities.....    160.1    119.9
                                                             --------  -------
    Net increase (decrease) in cash and cash equivalents....     46.2     74.3
Cash and cash equivalents at beginning of period............      2.0      4.3
                                                             --------  -------
Cash and cash equivalents at end of period.................. $   48.2  $  78.6
                                                             ========  =======


                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                         Notes to Financial Statements
                                   Unaudited

1. The accompanying financial statements include the historical operations and accounts of GE Capital Life Assurance Company of New York ("GECLA-NY" or "the Company").

  GE Capital Life Assurance Company of New York is a wholly-owned subsidiary of General Electric Capital Assurance Company ("GE Capital Assurance"), which, in turn, is wholly-owned by GE Financial Assurance Holdings, Inc. ("GE Financial Assurance"). Prior to January 1, 1999, the Company was a majority owned subsidiary of GE Capital Assurance. The remaining minority interest was owned by Great Northern Insured Annuity Corporation ("GNIAC"), which was also a wholly-owned subsidiary of GE Capital Assurance. On January 1, 1999, GNIAC merged with and into its parent company, GE Capital Assurance.

  These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

  These financial statements are unaudited. These statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included herein should be read in conjunction with the audited financial statements and related notes contained in the Company's audited financial statements for the year ended December 31, 2000.

2. The Financial Accounting Standards Board ("FASB") issued, then subsequently amended, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which became effective for the Company on January 1, 2001. Under SFAS No. 133, as amended, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs. The adoption of SFAS No. 133 did not have a material effect on the Company's financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                               December 31, 2000

                  (With Independent Auditors' Report Thereon)

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                               Table of Contents

                                                                            Page
                                                                            ----

Independent Auditors' Report............................................... F-1
Balance Sheets............................................................. F-2
Statements of Income....................................................... F-3
Statements of Shareholder's Interest....................................... F-4
Statements of Cash Flows................................................... F-5
Notes to Financial Statements.............................................. F-6

                         Independent Auditors' Report

The Board of Directors
GE Capital Life Assurance Company of New York:

   We have audited the accompanying balance sheets of GE Capital Life Assurance Company of New York as of December 31, 2000 and 1999, and the related statements of income, shareholder's interest, and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. As audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Capital Life Assurance Company of New York as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 15, the accompanying balance sheet as of December 31, 2000 and the related statement of shareholder's interest for the year ended December 31, 2000 have been restated.

/s/ KPMG LLP
Richmond, Virginia
January 22, 2001, except for Note 15 which is as of June 28, 2001

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS
             (Dollar amounts in millions, except per share amounts)

                                                              December 31,
                                                         ----------------------
                                                             2000        1999
ASSETS                                                   ------------- --------
                                                         (As Restated)
Investments:
 Fixed maturities available-for-sale, at fair value....    $2,079.7    $1,588.9
 Equity Securities available for sale, at fair value:
  Preferred Stock, non-redeemable......................         4.6         --
 Mortgage loans, net of valuation allowance of $1.9 and
  $1.3 at December 31, 2000 and 1999, respectively.....       329.8       265.3
 Policy loans..........................................         1.3         1.4
 Short-term investments................................        74.0         --
                                                           --------    --------
 Total investments.....................................     2,489.4     1,855.6
                                                           --------    --------
 Cash and cash equivalents.............................         2.0         4.3
 Accrued investment income.............................        50.6        37.1
 Deferred acquisition costs............................       122.4        94.8
 Intangible assets.....................................       175.0        63.6
 Deferred tax assets...................................         --         24.8
 Other assets..........................................        15.6        18.9
 Reinsurance recoverable...............................         5.6         3.6
 Separate account assets...............................        61.1        19.2
                                                           --------    --------
 Total assets..........................................    $2,921.7    $2,121.9
                                                           ========    ========
LIABILITIES AND SHAREHOLDER'S INTEREST
Liabilities:
 Future annuity and contract benefits..................    $2,294.4    $1,737.0
 Liability for policy and contract claims..............        57.7        19.1
 Unearned premiums.....................................        40.5        15.2
 Other policyholder liabilities........................        40.3        44.0
 Accounts payable and accrued expenses.................        17.9        61.8
 Deferred tax liabilities..............................        13.8         --
 Separate account liabilities..........................        61.1        19.2
                                                           --------    --------
 Total liabilities.....................................     2,525.7     1,896.3
                                                           --------    --------
Shareholder's interest:
 Net unrealized investment gains (losses)..............        29.7       (32.5)
                                                           --------    --------
 Accumulated non-owner changes in equity...............        29.7       (32.5)
 Common stock ($1,000 par value, 2,000 shares
  authorized, issued and outstanding)..................         2.0         2.0
 Additional paid-in capital............................       342.6       259.4
 Retained earnings (deficit)...........................        21.7        (3.3)
                                                           --------    --------
 Total shareholder's interest..........................       396.0       225.6
                                                           --------    --------
 Total liabilities and shareholder's interest..........    $2,921.7    $2,121.9
                                                           ========    ========

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                              STATEMENTS OF INCOME
                          (Dollar amounts in millions)

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     2000      1999      1998
                                                   --------  --------  --------
Revenues:
 Net investment income...........................  $  155.5  $  126.0  $  115.9
 Premiums........................................     113.7      79.1      83.3
 Net realized investment (losses) gains..........      (1.1)      0.3       2.5
 Other income....................................       3.0       3.4       3.0
                                                   --------  --------  --------
 Total revenues..................................     271.1     208.8     204.7
                                                   --------  --------  --------
Benefits and expenses:
 Benefits and other changes in policy reserves...     104.4      78.4      78.7
 Interest credited...............................      87.9      69.3      69.3
 Commissions.....................................      50.6      28.1      17.0
 General expenses................................      23.1      19.6       9.0
 Amortization of intangibles, net................       9.3       6.1       7.3
 Change in deferred acquisition costs, net.......     (43.7)    (23.3)     (9.8)
                                                   --------  --------  --------
 Total benefits and expenses.....................     231.6     178.2     171.5
                                                   --------  --------  --------
 Income before income taxes......................      39.5      30.6      33.2
Provision for income taxes.......................      14.5      12.5      13.7
                                                   --------  --------  --------
 Net income......................................  $   25.0  $   18.1  $   19.5
                                                   ========  ========  ========

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                      STATEMENTS OF SHAREHOLDER'S INTEREST
                 Years ended December 31, 2000, 1999, and 1998
               (Dollar amounts in millions, except share amounts)

                                                   Accumulated
                          Common Stock  Additional  Non-owner   Total
                          -------------  Paid-In   Changes In  Retained Shareholder's
                          Shares Amount  Capital     Equity    Earnings   Interest
                          ------ ------ ---------- ----------- -------- -------------
Balances at January 1,
 1998...................  2,000  $ 2.0    $259.4     $  7.3     $ (8.4)    $260.3
Changes other than
 transactions with
 shareholder:
 Net income.............    --     --        --         --        19.5       19.5
 Net unrealized losses
  on investment
  securities (a)........    --     --        --        (0.2)       --        (0.2)
                                                                           ------
 Total changes other
  than transactions with
  shareholder...........                                                     19.3
                                                                           ------
Dividends declared......    --     --        --         --       (16.0)     (16.0)
                          -----  -----    ------     ------     ------     ------
Balances at December 31,
 1998...................  2,000    2.0     259.4        7.1       (4.9)     263.6
Changes other than
 transactions with
 shareholder:
 Net income.............    --     --        --         --        18.1       18.1
 Net unrealized losses
  on investment
  securities (a)........    --     --        --       (39.6)       --       (39.6)
                                                                           ------
 Total changes other
  than transactions with
  shareholder...........                                                    (21.5)
                                                                           ------
Dividends declared......    --     --        --         --       (16.5)     (16.5)
                          -----  -----    ------     ------     ------     ------
Balances at December 31,
 1999...................  2,000    2.0     259.4      (32.5)      (3.3)     225.6
Changes other than
 transactions with
 shareholder:
 Net income.............    --     --        --         --        25.0       25.0
 Net unrealized gains on
  investment securities
  (a)...................    --     --        --        62.2        --        62.2
                                                                           ------

 Total changes other
  than transactions with
  shareholder...........                                                     87.2
                                                                           ------

 Non-cash capital
  contribution (as
  restated).............    --     --       83.2        --         --        83.2
                          -----  -----    ------     ------     ------     ------

Balances at December 31,
 2000 (as restated).....  2,000  $ 2.0    $342.6     $ 29.7     $ 21.7     $396.0
                          =====  =====    ======     ======     ======     ======

-------
(a) Presented net of deferred taxes of $(33.5), $21.3 million and $0.1 million in 2000, 1999, and 1998, respectively.

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                            STATEMENTS OF CASH FLOWS
                          (Dollar amounts in millions)

                                                           Years Ended
                                                          December 31,
                                                     -------------------------
                                                      2000     1999     1998
                                                     -------  -------  -------
Cash flows from operating activities:
 Net income......................................... $  25.0  $  18.1  $  19.5
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Increase in future policy benefits.................   274.6    117.6    128.5
 Charges assessed to policyholders..................    (0.1)     --       --
 Net realized investment loss (gain)................     1.1     (0.3)    (2.5)
 Amortization of investment premiums and
  discounts.........................................    (3.1)    (0.7)     4.7
 Amortization of intangibles........................     9.4      6.1      7.3
 Deferred income tax provision (benefit)............     5.1     (1.2)    (1.9)
 Change in certain assets and liabilities:
  (Increase) decrease in:
   Accrued investment income........................   (13.5)    (6.5)    (0.3)
   Deferred acquisition costs, net..................   (43.7)   (23.3)    (9.8)
   Other assets, net................................     2.7     (8.8)    (2.8)
   Increase (decrease) in:
   Other policy related balances....................    (0.2)    20.8     (3.7)
   Policy and contract claims.......................    36.3      7.2      --
   Accounts payable and accrued expenses............    29.8      1.6     10.3
                                                     -------  -------  -------
    Total adjustments...............................   298.4    112.5    129.8
                                                     -------  -------  -------
    Net cash provided by operating activities.......   323.4    130.6    149.3
                                                     -------  -------  -------
Cash flows from investing activities:
 Short-term investing activities, net...............   (74.0)     --       --
 Proceeds from sales and maturities of investments
  in securities.....................................   247.8    408.2    457.9
 Purchase of securities.............................  (444.3)  (567.5)  (498.3)
 Mortgage and policy loan originations..............   (88.5)   (93.8)   (39.7)
 Principal collected on mortgage and policy loans...    24.3     19.0     22.1
 Acquisition, net of cash...........................  (246.4)     --       --
                                                     -------  -------  -------
    Net cash used in investing activities...........  (581.1)  (234.1)   (58.0)
                                                     -------  -------  -------
Cash flows from financing activities:
 Proceeds from issuance of investment contracts.....   488.4    287.1    106.2
 Redemption and benefit payments on investment
  contracts.........................................  (233.0)  (177.6)  (171.1)
 Dividends paid to shareholder......................     --     (16.5)   (16.0)
                                                     -------  -------  -------
    Net cash provided by (used in) financing
     activities.....................................   255.4     93.0    (80.9)
                                                     -------  -------  -------
    Net increase (decrease) in cash and cash
     equivalents....................................    (2.3)   (10.5)    10.4
Cash and cash equivalents at beginning of year......     4.3     14.8      4.4
                                                     -------  -------  -------
Cash and cash equivalents at end of year............ $   2.0  $   4.3  $  14.8
                                                     =======  =======  =======

                See accompanying notes to financial statements.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                         Notes to Financial Statements
                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)

(1) Basis of Presentation and Summary of Significant Accounting Policies

   The accompanying financial statements include the historical operations and accounts of GE Capital Life Assurance Company of New York ("GECLA-NY" or the "Company").

   GE Capital Life Assurance Company of New York is a wholly-owned subsidiary of General Electric Capital Assurance Company ("GE Capital Assurance"), which, in turn, is wholly-owned by GE Financial Assurance Holdings, Inc. ("GE Financial Assurance"). Prior to January 1, 1999, the Company was a majority owned subsidiary of GE Capital Assurance. The remaining minority interest was owned by Great Northern Insured Annuity Corporation ("GNIAC"), which was also a wholly- owned subsidiary of GE Capital Assurance. On January 1, 1999, GNIAC merged with and into its parent company, GE Capital Assurance.

 Basis of Presentation

   These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

 Products

   The Company sells a variety of insurance and investment-related products. Its operations are in two business segments: (i) Wealth Accumulation and Transfer, and (ii) Lifestyle Protection and Enhancement.

   Wealth Accumulation and Transfer products are investment vehicles and insurance contracts intended to increase the policyholder's wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death. The Company's principal product lines under the Wealth Accumulation and Transfer segment are deferred annuities, structured settlements, immediate annuities, and variable annuities.

   Lifestyle Protection and Enhancement products are products intended to protect accumulated wealth and income from the financial drain of unforseen events. The Company's principal product line under the Lifestyle Protection and Enhancement segment is long-term care insurance.

   The Company markets and sells products in the State of New York through financial institutions and various agencies. During 2000, 1999, and 1998, 82%, 92%, and 96%, respectively, of product sales were distributed through five financial institutions, including one financial institution, which accounted for 51%, 60%, and 68%, respectively, of total product sales.

 Revenues

   Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification. Premiums on long-duration insurance products are recognized as earned when due or, in the case of life contingent immediate annuities, when the contracts are issued. Premiums received under annuity contracts without significant mortality risk are not reported as revenues but as liabilities for future annuity and contract benefits. Variable product fees are charged to variable annuity policyholders based upon the daily net assets of the policyholders' account values and are recognized as revenue when charged. Other income consists primarily of surrender charges on certain policies. Surrender charges are recognized as income when the policy is surrendered.

 Cash Equivalents

   Certificates and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Balance Sheets and Statements of Cash Flows.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)

(1) Basis of Presentation and Summary of Significant Accounting Policies -- Continued

 Investments

   The Company has designated its fixed maturities (bonds and notes) and its equity securities (non-redeemable preferred stock) as available-for-sale. The fair value for regularly traded fixed maturities and equity securities is based on quoted market prices, where available. For fixed maturities not regularly traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the credit quality, call features, industry sector, and maturity of the investments, as applicable.

   Changes in the market values of investments available-for-sale, net of the effect on deferred policy acquisition costs, present value of future profits, and deferred federal income taxes, are reflected as unrealized investment gains or losses in a separate component of shareholder's interest and, accordingly, have no effect on net income. Unrealized losses that are considered other than temporary are recognized in earnings through an adjustment to the amortized cost basis of the underlying securities. The Company engages in certain securities lending transactions, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the market value of the applicable securities loaned.

   Investment income on mortgage and asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income.

   Mortgage and policy loans are stated at the unpaid principal balance of such loans, net of allowances for estimated uncollectible amounts. The allowance for losses is determined primarily on the basis of management's best estimate of probable losses, including specific allowances for known troubled loans, if any.

 Intangible Assets

 (a) Present Value of Future Profits

   In conjunction with the acquisitions of life insurance companies, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits ("PVFP"), represents the actuarially determined present value of the projected future cash flows from the acquired policies.

 (b) Goodwill

   Goodwill is amortized over its estimated period of benefit on the straight-line method. No amortization period exceeds 25 years. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

 Deferred Acquisition Costs

   Acquisition costs include costs and expenses that vary with and are primarily related to the acquisition of insurance and investment contracts, such as commissions, direct advertising and printing, and certain support costs such as underwriting and policy issue expenses. Deferred acquisition costs capitalized are determined by actual costs and expenses incurred by product in the year of issue.

   For investment contracts, amortization of deferred acquisition cost is based on the present value of the anticipated gross profits resulting from investments, interest credited, surrender charges and other policy changes, mortality and maintenance expenses. For insurance contracts, the acquisition costs are amortized in relation to the estimated benefit payments or the present value of expected future premiums.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)

(1) Basis of Presentation and Summary of Significant Accounting Policies -- Continued

   Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not considered recoverable, are charged to expense.

 Federal Income Taxes

   The Company is included with GE Capital Assurance in a consolidated life insurance federal income tax return. Deferred taxes are allocated by applying the asset and liability method of accounting for deferred income taxes to members of the group as if each member was a separate taxpayer. Intercompany balances are settled annually.

 Reinsurance

   Premium revenue, benefits, underwriting, acquisition and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies, except for reinsurance costs for universal life products. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset that is included in other assets on the balance sheet. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

 Future Annuity and Contract Benefits

   Future annuity and contract benefits consist of the liability for life insurance policies, accident and health, and deferred annuity contracts. The liability for insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals, with experience adjustments for adverse deviation where appropriate. The liability for deferred annuity contracts is generally equal to the policyholder's current account value.

 Liability for Policy and Contract Claims

   The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, (b) estimated claims related to insured events that have occurred but that have not been reported to the insurer, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

 Separate Accounts

   The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity contract owners. The Company receives mortality risk fees and administration charges from the variable mutual fund portfolios. The separate account assets are carried at fair value and are equivalent to the liabilities that represent the policyholders' equity in those assets.

 Accounting Pronouncement Not Yet Adopted

   The Financial Accounting Standards Board ("FASB") has issued, then subsequently amended, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for GECLA-NY on January 1, 2001. Upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) will be recognized in the balance sheet at their fair values; changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. Effects of qualifying changes in fair value will be recorded in equity pending recognition in earnings as offsets to the related earnings effects of the hedged items. Management estimates that, at January 1, 2001, there will be no effect on its financial statements for adopting SFAS No. 133, as amended.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(2) Investments

 General

   For the years ended December 31, the sources of investment income of the Company were as follows:

                                                          2000    1999    1998
                                                         ------  ------  ------
Fixed maturities........................................ $133.8  $109.1  $101.1
Mortgage and Policy loans...............................   23.2    17.8    15.4
                                                         ------  ------  ------
Gross investment income.................................  157.0   126.9   116.5
Investment expenses.....................................   (1.5)   (0.9)   (0.6)
                                                         ------  ------  ------
Net investment income................................... $155.5  $126.0  $115.9
                                                         ======  ======  ======

   For the years ended December 31, sales proceeds and gross realized investment gains and losses resulting from the sales of investment securities available-for-sale were as follows:

                                                          2000    1999    1998
                                                         ------  ------  ------
Sales proceeds.......................................... $ 57.1  $143.0  $153.4
                                                         ------  ------  ------
Gross realized investment:
  Gains.................................................    2.3     1.1     3.2
  Losses................................................   (3.4)   (0.8)   (0.7)
                                                         ------  ------  ------
Net realized investment (losses) gains.................. $ (1.1) $  0.3  $  2.5
                                                         ======  ======  ======

   The additional proceeds from investments presented in the Company's Statements of Cash Flows result from principal collected on mortgage and asset-backed securities, maturities, calls and sinking fund payments.

   Net unrealized gains and losses on investment securities classified as available-for-sale reflected as a separate component of shareholder's interest at December 31 are summarized as follows:

                                                         2000    1999    1998
                                                        ------  ------  ------
Net unrealized gains (losses) on fixed maturities
 available-for-sale before adjustments................  $ 47.3  $(78.3) $ 23.8
Adjustments to the present value of future profits and
 deferred acquisition costs...........................    (1.6)   28.3   (12.9)
Deferred income taxes.................................   (16.0)   17.5    (3.8)
                                                        ------  ------  ------
Net unrealized gains (losses) on available-for-sale
 investment securities................................  $ 29.7  $(32.5) $  7.1
                                                        ======  ======  ======

   The change in the net unrealized gains (losses) on investment securities reported in accumulated non-owner changes in equity is as follows:

                                                          2000    1999    1998
                                                         ------  -------  -----
Net unrealized gains (losses) on investment
 securities -- beginning of year.......................  $(32.5) $   7.1  $ 7.3
Unrealized gains (losses) on investment securities --
  net of deferred taxes of $(33.1), $21.2, and $(0.8)..    61.5    (39.4)   1.4
Reclassification adjustments -- net of deferred taxes
 of $(0.4), $0.1, and $0.9.............................     0.7     (0.2)  (1.6)
                                                         ------  -------  -----
Net unrealized gain (loss) on investment securities --
  end of year..........................................  $ 29.7  $ (32.5) $ 7.1
                                                         ======  =======  =====

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(2) Investments -- Continued

   At December 31, the amortized cost, gross unrealized gains and losses, and fair values of the Company's fixed maturities and equity securities available-for-sale were as follows:

                                                   Gross      Gross
                                       Amortized Unrealized Unrealized   Fair
2000                                     Cost      Gains      Losses    Value
----                                   --------- ---------- ---------- --------
Fixed maturities:
  U.S. government and agency.......... $   53.4    $ 0.1      $ --     $   53.5
  Non U.S. government.................      5.1      0.3        --          5.4
  Non U.S. corporate..................    168.4      4.2        --        172.6
  U.S. corporate......................  1,184.1      8.5        --      1,192.6
  Mortgage backed.....................    286.4     17.5        --        303.9
  Asset backed........................    335.0     16.7        --        351.7
                                       --------    -----      -----    --------
  Total fixed maturities..............  2,032.4     47.3        --      2,079.7
                                       --------    -----      -----    --------
  Non-redeemable preferred stock......      4.6      --         --          4.6
                                       --------    -----      -----    --------
    Total available-for-sale
     securities....................... $2,037.0    $47.3      $ --     $2,084.3
                                       ========    =====      =====    ========

                                                   Gross      Gross
                                       Amortized Unrealized Unrealized   Fair
1999                                     Cost      Gains      Losses    Value
----                                   --------- ---------- ---------- --------
Fixed maturities:
  U.S. government and agency.......... $   50.0    $ --       $ (9.8)  $   40.2
  Non U.S. government.................      5.1      --         (0.1)       5.0
  Non U.S. corporate..................    119.9      0.2        (5.4)     114.7
  U.S. corporate......................    940.6      2.3       (57.4)     885.5
  Mortgage backed.....................    221.0      2.2        (3.5)     219.7
  Asset backed........................    330.6      0.3        (7.1)     323.8
                                       --------    -----      ------   --------
  Total fixed maturities..............  1,667.2      5.0       (83.3)   1,588.9
                                       --------    -----      ------   --------
  Non-redeemable preferred stock......      --       --          --         --
                                       --------    -----      ------   --------
    Total available-for-sale
     securities....................... $1,667.2    $ 5.0      $(83.3)  $1,588.9
                                       ========    =====      ======   ========

   The scheduled maturity distribution of the fixed maturity portfolio at December 31, 2000 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             Amortized   Fair
                                                               Cost     Value
                                                             --------- --------
Due in one year or less..................................... $   77.4  $  160.7
Due after one year through five years.......................    485.3     476.4
Due after five years through ten years......................    215.6     208.7
Due after ten years.........................................    632.7     578.3
                                                             --------  --------
Subtotal....................................................  1,411.0   1,424.1
Mortgage backed securities..................................    286.4     303.9
Asset backed securities.....................................    335.0     351.7
                                                             --------  --------
  Totals.................................................... $2,032.4  $2,079.7
                                                             ========  ========

   At December 31, 2000, $71.1 of the Company's investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)

(2) Investments -- Continued

   As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders of $0.5 at December 31, 2000 and 1999, respectively.

   At December 31, 2000, approximately 24.9%, 15.4% and 13.5% of the Company's investment portfolio is comprised of securities issued by the manufacturing, finance, and utility industries, respectively, the vast majority of which are rated investment grade and which are senior secured bonds. No other industry group comprises more than 10% of the Company's investment portfolio. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

   At December 31, 2000, the Company did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholder's interest.

   The credit quality of the fixed maturity portfolio at December 31 follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody's.

                                                     2000             1999
                                               ---------------- ----------------
                                                 Fair             Fair
                                                Value   Percent  Value   Percent
                                               -------- ------- -------- -------
Agencies and treasuries....................... $  264.8   12.7% $  166.6   10.5%
AAA/Aaa.......................................    500.3   24.1     379.4   23.9
AA/Aa.........................................    221.5   10.7     118.9    7.5
A/A...........................................    457.2   22.0     332.3   20.9
BBB/Baa.......................................    412.3   19.8     415.4   26.1
BB/Ba.........................................     29.7    1.4      47.0    3.0
B/B...........................................     11.0    0.5       8.0    0.5
CC............................................      1.7    0.1       --     --
Not rated.....................................    181.2    8.7     121.3    7.6
                                               --------  -----  --------  -----
Totals........................................ $2,079.7  100.0% $1,588.9  100.0%
                                               ========  =====  ========  =====

   Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, certain securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as "not rated." This has neither positive nor negative implications regarding the value of the security.

   At December 31, 2000, there were fixed maturities in default with a fair value of $1.7. At December 31, 1999, there were no fixed maturities in default as to principal or interest.

 Mortgage Loans

   At December 31, 2000 and 1999, the Company's mortgage loan portfolio consisted of first mortgage loans on commercial real estate properties of 221 and 153, respectively. The loans, which are originated by the Company through a network of mortgage bankers, are made on completed, leased properties and generally have a maximum loan-to-value ratio of 75% at the date of origination.

   At December 31, 2000 and 1999, respectively, the Company held $81.8 and $73.4 in mortgages secured by real estate in California, comprising 24.8% and 27.7% of the respective total mortgage portfolio. For the years ended December 31, 2000, 1999, 1998, respectively, the Company originated $12.8, $38.3 and $9.5 of mortgages secured by real estate in California, which represent 14.7%, 40.9% and 24.0% and of the respective total originations for those years.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)

(2) Investments -- Continued

   The following table presents the activity in the allowance for losses during the years ended December 31:

                                                                  2000 1999 1998
                                                                  ---- ---- ----
  Balance at January 1........................................... $1.3 $ .9 $.5
  Provision charged to operations................................   .6   .4  .4
                                                                  ---- ---- ---
  Balance at December 31......................................... $1.9 $1.3 $.9
                                                                  ==== ==== ===

   As of December 31, 2000 and 1999, the Company was committed to fund $2.0 and $22.8, respectively, in mortgage loans.

   "Impaired" loans are defined under U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogeneous loans, and therefore applies principally to the Company's commercial loans. There were no impaired loans at December 31, 2000 and 1999.


(3) Deferred Acquisition Costs

   Activity impacting deferred acquisition costs for the years ended December 31, was as follows:

                                                          2000   1999   1998
                                                         ------  -----  -----
Unamortized balance at January 1........................ $ 79.9  $56.6  $46.8
Costs deferred..........................................   49.6   29.9   14.4
Amortization, net.......................................   (5.9)  (6.6)  (4.6)
                                                         ------  -----  -----
Unamortized balance at December 31......................  123.6   79.9   56.6
                                                         ------  -----  -----
Cumulative effect of net unrealized investment (gains)
 losses.................................................   (1.2)  14.9   (7.2)
                                                         ------  -----  -----
Balance at December 31.................................. $122.4  $94.8  $49.4
                                                         ======  =====  =====

(4) Intangible Assets

 Present Value of Future Profits (PVFP)

   In conjunction with the acquisition of the Company in 1993 and an indemnity reinsurance agreement with the Travelers Insurance Company in July 2000, a portion of the purchase price was assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, PVFP, represents the actuarially determined present value of the projected future cash flows from the acquired policies.

   The method used by the Company to value PVFP is summarized as follows: (1) identify the future gross profits attributable to certain lines of business,
(2) identify the risks inherent in realizing those gross profits, and (3) discount those gross profits at the rate of return that the Company must earn in order to accept the inherent risks.

   PVFP is amortized, net of accreted interest, in a manner similar to the amortization of deferred acquisition costs. Interest accretes at rates credited to policyholders on underlying contracts.

   Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(4) Intangible Assets -- Continued

   The following table presents the activity in PVFP for the years ended December 31:

                                                           2000   1999   1998
                                                          ------  -----  -----
Unamortized balance at January 1........................  $ 21.8  $26.4  $32.2
Acquisitions............................................   117.2    --     --
Interest accreted at 4.9% in 2000, 4.7% in 1999, 5.0% in
 1998...................................................     0.7    0.8    1.0
Amortization............................................    (8.0)  (5.4)  (6.8)
                                                          ------  -----  -----
Unamortized balance at December 31......................   131.7   21.8   26.4
                                                          ------  -----  -----
Cumulative effect of net unrealized investment (gains)
 losses.................................................    (0.4)  13.4   (5.8)
                                                          ------  -----  -----
Balance at December 31..................................  $131.3  $35.2  $20.6
                                                          ======  =====  =====

   The estimated percentage of the December 31, 2000 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

           2000................................................... 8.8%
           2001................................................... 7.1%
           2002................................................... 5.7%
           2003................................................... 4.5%
           2004................................................... 3.6%

 Goodwill

   At December 31, 2000 and 1999, total unamortized goodwill was $43.7 and $28.4, respectively, which is presented net of accumulated amortization of $12.0 and $10.0, respectively. Goodwill amortization was $2.0, $1.5, and $1.5 for the years ended December 31, 2000, 1999, and 1998, respectively. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value (no such write-downs have been made).

(5) Reinsurance

   In order to limit the amount of loss retention, certain policy risks are reinsured with other insurance companies. The maximum amount of individual ordinary life insurance normally retained by the Company on any one life may not exceed $0.2. Reinsurance contracts do not relieve the Company of its obligations to policyholders. In the event that the reinsurers would be unable to meet their obligations, the Company is liable for the reinsured claims. The Company monitors both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. The Company does not have significant concentrations of reinsurance with any one reinsurer that could have a material impact on its results of operations.

   The Company has a reinsurance agreement with an affiliated company whereby it assumed all liabilities and future premiums related to the affiliate's New York business. Certain fixed maturities with a fair value of $259.7 at December 31, 2000 were held in trust for the benefit of policyholders.

   In July 2000, the Company began underwriting and distributing long-term care insurance through a strategic alliance with The Travelers Insurance Company ("Travelers") and certain of its Citigroup affiliates. Under the arrangement, the Company assumed through indemnity reinsurance 90% of Travelers existing long-term care insurance business issued in New York and entered into a continuing agreement with various Citigroup distribution channels including Travelers.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(5) Reinsurance -- Continued

   The effects of reinsurance on premiums written and earned for the years ended December 31 were as follows:

                                        Written                Earned
                                   --------------------  --------------------
                                    2000   1999   1998    2000   1999   1998
                                   ------  -----  -----  ------  -----  -----
Direct............................ $ 87.1  $78.8  $82.8  $ 83.8  $76.2  $80.6
Assumed...........................   33.1    5.2    4.0    33.1    5.2    4.0
Ceded.............................   (3.0)  (2.3)  (1.7)   (3.2)  (2.3)  (1.3)
                                   ------  -----  -----  ------  -----  -----
Net Premiums...................... $117.2  $81.7  $85.1  $113.7  $79.1  $83.3
                                   ------  -----  -----  ------  -----  -----
Percentage of amount assumed to
 net..............................                         29.1%   6.6%   4.8%
                                                         ======  =====  =====

   Reinsurance recoveries recognized as a reduction of benefits amounted to $14.2, $9.3 and $10.8, during 2000, 1999, and 1998, respectively.

(6) Future Annuity and Contract Benefits

 Investment Contracts

   Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholders' contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management. At December 31, 2000 and 1999, investment contracts totaled $1,776.6 and $1,474.4, respectively.

 Traditional Life Insurance Contracts

   Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums based on mortality, morbidity, and other assumptions which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential premium deficiencies. Any changes in the estimated liability are reflected in income as the estimates are revised. At December 31, 2000 and 1999, insurance contracts, totaled $517.8 and $262.6, respectively.

   Interest rate assumptions used in calculating the present value of future annuity and contract benefits range from 5.3% to 7.0%.

(7) Related-Party Transactions

   The Company receives administrative services from certain affiliates for which progress payments for these services are made monthly. For the years ended December 31, 2000, 1999, and 1998, these services were valued at $20.2, $17.7 and $7.6, respectively.

   During 2000, the Company entered into an agreement with GNA Corporation, an affiliate, in which GNA Corporation assumed, on a non-recourse basis, certain tax liabilities. Accordingly, the assumption of such liabilities was recorded as a non-cash capital contribution.

   Effective July 1, 2000, the Company entered into a coinsurance agreement with Travelers Insurance Company. The Company received a $75.0 capital contribution from its parent in connection with this reinsurance agreement.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(8) Income Taxes

   The total provision for income taxes for the years ended December 31 consisted of the following components:

                                                             2000  1999   1998
                                                            ------ -----  -----
Current federal income tax (benefit) provision............. $  9.4 $13.7  $15.1
Deferred federal income tax provision (benefit)............    5.1  (1.2)  (1.9)
                                                            ------ -----  -----
Federal provision..........................................   14.5  12.5   13.2
Current state income tax provision.........................    --    --     0.5
                                                            ------ -----  -----
Total income tax provision................................. $ 14.5 $12.5  $13.7
                                                            ====== =====  =====

   The reconciliation of the federal statutory tax rate to the effective income tax rate is as follows:

                                                               2000  1999  1998
                                                               ----  ----  ----
Statutory U.S. federal income tax rate........................ 35.0% 35.0% 35.0%
State income tax, net of federal income tax effect............  --    --    0.9
Non-deductible goodwill amortization..........................  1.7   1.8   1.6
Other, net....................................................  --    4.0   3.8
                                                               ----  ----  ----
Effective rate................................................ 36.7% 40.8% 41.3%
                                                               ====  ====  ====

   The components of the net deferred income tax asset (liability) at December 31 are as follows:

                                                                  2000    1999
                                                                 ------  ------
Assets:
  Net unrealized losses on investment securities................ $  --   $ 17.5
  Future annuity and contract benefits..........................   76.3    34.9
                                                                 ------  ------
Total deferred income tax assets................................   76.3    52.4
                                                                 ------  ------
Liabilities:
  Net unrealized gains on investment securities.................  (16.0)    --
  Investments...................................................   (1.2)   (1.0)
  Present value of future profits...............................  (44.2)   (5.2)
  Deferred acquisition costs....................................  (27.3)  (19.6)
  Other, net....................................................   (1.4)   (1.8)
                                                                 ------  ------
Total deferred income tax liabilities...........................  (90.1)  (27.6)
                                                                 ------  ------
Net deferred income tax (liability) asset....................... $(13.8) $ 24.8
                                                                 ======  ======

   Based on an analysis of the Company's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income enabling the Company to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

   The Company (received) paid $(3.9), $11.2 and $13.6, for federal and state income taxes in 2000, 1999, and 1998, respectively.

(9) Guaranty Association Assessments

   The Company is required by law to participate in the guaranty association of the State of New York. The state guaranty association ensures payment of guaranteed benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies, by assessing all other companies involved in similar lines of business. The insolvency of a major insurer that wrote significant business in New York could have an adverse impact on the profitability of the Company. The Company made no payments to the New York State guaranty association in 2000, received a net refund of $0.2 in 1999, and made payments of $0.2 in 1998.

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(10) Litigation

   The Company is a defendant in various cases of litigation considered to be in the normal course of business. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(11) Fair Value of Financial Instruments

   This note discloses the fair value information about certain of the Company's financial instruments, whether or not recognized in the balance sheet. No attempt has been made to estimate the value of anticipated future business or the value of assets or liabilities that are not considered financial instruments. Fair value estimates are made at a specific point in time based on relevant market information and valuation methodologies considered appropriate by management. These estimates may be subjective in nature and involve uncertainties and significant judgement in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. Changes in the assumptions could significantly affect the estimates. As such, the derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and may differ from the amounts that might be involved in an immediate settlement of the instrument. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity. Fair value disclosures are not required for certain financial instruments; the most significant of these for the Company are the insurance liabilities and related assets, other than financial guarantees and investment deposits.

   Financial instruments that, as a matter of accounting policy, are reflected in the accompanying consolidated financial statements at fair value are not included in the following disclosures. Such items include fixed maturities, equity securities and certain other invested assets. The carrying value of policy loans, short-term investments, and accrued investment income approximates fair value at December 31, 2000 and 1999, respectively.

   At December 31, the carrying amounts and fair values of the Company's financial instruments were as follows:

                                                   2000              1999
                                             ----------------- -----------------
                                             Carrying   Fair   Carrying   Fair
                                              Amount   Value    Amount   Value
                                             -------- -------- -------- --------
Mortgage loans.............................. $  329.8 $  340.9 $  265.3 $  261.8
Investment contracts........................ $1,766.2 $1,674.0 $1,463.8 $1,411.6
                                             ======== ======== ======== ========

   A description of how values are estimated follows:

   Mortgage loans. Based on quoted market prices, recent transactions, and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

   Investment contract deposits. Based on expected future cash flows, discounted at currently offered discount rates for deferred annuity contracts.

(12) Restrictions on Dividends

   State insurance departments that regulate life insurance companies recognize only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under law, and for determining whether its financial condition warrants the payment of a dividend to its shareholders. The maximum amount of dividends, which can be paid by State of New York insurance companies to shareholders without prior approval of the Insurance Commissioner, is subject to certain restrictions. No dividend payout may be made without prior approval. The Company last paid a dividend of $16.5 to GE Capital Assurance in 1999.

(13) Supplementary Financial Data

   The Company files financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners ("NAIC") that are prepared on an accounting basis prescribed or permitted by such authorities

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(13) Supplementary Financial Data -- Continued

(statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and shareholder's interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by the state insurance authority. The Company has no significant permitted accounting practices.

   The NAIC adopted model statutory accounting practices to take effect January 1, 2001. The impact of the new accounting practices on the Company is not expected to be material.

   Statutory net (loss) income for the years ended December 31, 2000, 1999, and 1998 was $(68.2), $5.1, and $24.8, respectively. Statutory capital and surplus as of December 31, 2000 and 1999 was $155.7 and $153.7, respectively.

   The NAIC has adopted Risk-Based Capital ("RBC") requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (1) asset risk, (2) insurance risk, (3) interest rate risk, and (4) business risk. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, the Company periodically monitors the RBC level. At December 31, 2000 and 1999, the Company exceeded the minimum required RBC levels.

(14) Business Segments

   The Company conducts its operations through two business segments: (1) Wealth Accumulation and Transfer, comprised of products intended to increase the policyholder's wealth, transfer wealth to beneficiaries or provide for a means for replacing the income of the insured in the event of premature death, and (2) Lifestyle Protection and Enhancement, comprised of products intended to protect accumulated wealth and income from the financial drain of unforeseen events. See Note (1) for further discussion of the Company's principal products.

   The following is a summary of industry segment activity for 2000, 1999, and 1998:

                                 2000                               1999                               1998
                  ----------------------------------  ---------------------------------  ---------------------------------
                                 Lifestyle                          Lifestyle                          Lifestyle
                     Wealth     protection               Wealth    protection               Wealth    protection
                  acccumulation     and               accumulation     and               accumulation      &
                  and transfer  enhancement  Total    and transfer enhancement  Total     & transfer  enhancement  Total
                  ------------- ----------- --------  ------------ ----------- --------  ------------ ----------- --------
Net investment
 income..........   $  138.7      $ 16.8    $  155.5    $  120.0     $  6.0    $  126.0    $  111.9      $ 4.0    $  115.9
Premiums.........       29.2        84.5       113.7        36.3       42.8        79.1        48.3       35.0        83.3
Net unrealized
 investment
 (losses) gains..       (1.1)        --         (1.1)        0.3        --          0.3         2.5        --          2.5
Other revenues...        3.1        (0.1)        3.0         3.4        --          3.4         3.0        --          3.0
                    --------      ------    --------    --------     ------    --------    --------      -----    --------
Total revenues...      169.9       101.2       271.1       160.0       48.8       208.8       165.7       39.0       204.7
                    --------      ------    --------    --------     ------    --------    --------      -----    --------
Interest
 credited,
 benefits and
 other changes in
 policy
 reserves........      125.1        67.2       192.3       114.0       33.7       147.7       122.0       26.0       148.0
Commissions......       31.8        18.8        50.6        17.8       10.3        28.1         8.0        9.0        17.0
Amortization of
 intangibles.....        5.5         3.9         9.4         5.5        0.6         6.1         6.3        1.0         7.3
Other operating
 costs and
 expenses........      (18.5)       (2.2)      (20.7)       (3.5)      (0.2)       (3.7)        3.2       (4.0)       (0.8)
                    --------      ------    --------    --------     ------    --------    --------      -----    --------
Total benefits
 and expenses....      143.9        87.7       231.6       133.8       44.4       178.2       139.5       32.0       171.5
                    --------      ------    --------    --------     ------    --------    --------      -----    --------
Income before
 income taxes....   $   26.0      $ 13.5    $   39.5    $   26.2     $  4.4    $   30.6    $   26.2      $ 7.0    $   33.2
                    ========      ======    ========    ========     ======    ========    ========      =====    ========
Provision for
 income taxes....   $    9.7      $  4.8    $   14.5    $   10.7     $  1.8    $   12.5    $   10.8      $ 2.9    $   13.7
                    ========      ======    ========    ========     ======    ========    ========      =====    ========
Total assets.....   $2,354.6      $567.1    $2,921.7    $1,986.2     $135.7    $2,121.9    $1,787.7      $93.3    $1,881.0
                    ========      ======    ========    ========     ======    ========    ========      =====    ========

                 GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

                       December 31, 2000, 1999, and 1998
                         (Dollar amounts in millions)


(15) Restatement

   The originally filed financial statements of the Company did not reflect a $75 forgiveness of intercompany debt by its parent that occurred during 2000, in connection with the coinsurance agreement with Travelers Insurance Company (see Notes 5 and 7). The Balance Sheet as of December 31, 2000 and the Statement of Shareholder's Interest for the year ended December 31, 2000 have been restated to reflect the reduction in liabilities and the increase in additional paid in capital that should have been recorded as a result of this intercompany transaction.

                                    PART II

                               OTHER INFORMATION

Undertaking To File Reports

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

   Section 722 of the Code of New York, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of New York in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Article VIII, Section 1 of the By-Laws of GE Capital Life Assurance Company of New York further provides that:

   (a) The Corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other Corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other Corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonable believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

   (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation or that he had reasonable cause to believe that his conduct was unlawful.

   (c) The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other Corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in or in the case of service for other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the Corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action or a pending action which is settled or otherwise disposed of or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

   (d) For the purpose of this section, the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

   Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representation Pursuant To Section 26(e)(2)(A)

   GE Capital Life hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GE Capital Life.

Contents Of Registration Statement

   This Registration Statement comprises the following Papers and Documents:

     The facing sheet.
     The prospectus consisting of   pages.
     The undertaking to file reports.
     The Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.
     Written consents of the following persons:

  (a) Donita King, Senior Vice President, General Counsel & Secretary

  (b) Sutherland Asbill & Brennan LLP

  (c) Paul A. Haley, F.S.A.

  (d) KPMG LLP.

   The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

   (b) Exhibits


 1 A. (1)(a)     Resolution of Board of Directors of GE Capital Life Assurance
                 Company of New York ("GE Capital Life") authorizing the
                 establishment of the GE Capital Life Separate Account III (the
                 "Separate Account").(4)

 1 A. (1)(b)     Resolution of Board of Directors of GE Capital Life Assurance
                 Company of New York ("GE Capital Life") authorizing the
                 establishment of investment subdivisions of the Separate
                 Account investing in shares of 43 investment
                 subdivisions/subaccounts.(4)

 1 A. (2)        Not Applicable.

 1 A. (3)        Underwriting Agreement between GE Capital Life and Capital
                 Brokerage Corporation.(2)

 1 A. (3)(a)     Dealer Sales Agreement.(2)

 1 A. (3)(c)     Commission Schedule.(5)

 1 A. (4)        None.

 1 A. (5)(a)     Policy Form NY1255.(5)

 1 A. (5)(b)     Endorsements/ Riders to Policy Form.(4)

 1 A. (5)(b)(i)  Policy Split Option Rider, NY4473 12/99.(4)

 1 A. (5)(b)(ii) Joint Life Level Term Insurance Rider, NY4474 12/99.(4)

 1 A. (6)(a)     Certificate of Incorporation of GE Capital Life.(1)

 1 A. (6)(b)     By-Laws of GE Capital Life.(1)

 1 A. (7)       Not Applicable.

 1 A. (8)(a)    Participation Agreement regarding Alger American Fund.(2)

 1 A. (8)(a)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Alger American Fund.(5)

 1 A. (8)(b)    Participation Agreement regarding Federated Insurance Series.(2)

 1 A. (8)(b)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Federated Insurance Series.(5)

 1 A. (8)(c)    Participation Agreement regarding GE Investments Funds, Inc.(2)

 1 A. (8)(c)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and GE Investments Funds, Inc.(5)

 1 A. (8)(d)    Participation Agreement regarding Janus Aspen Series.(2)

 1 A. (8)(d)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Janus Aspen Series.(5)

 1 A. (8)(e)    Participation Agreement regarding Oppenheimer Variable Account Funds.(2)

 1 A. (8)(e)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Oppenheimer Variable Account Funds.(5)

 1 A. (8)(f)    Participation Agreement regarding Variable Insurance Products Fund.(2)

 1 A. (8)(f)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Variable Insurance Products Fund.(5)

 1 A. (8)(g)    Participation Agreement regarding Variable Insurance Products Fund II.(2)

 1 A. (8)(g)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Variable Insurance Products II.(5)

 1 A. (8)(h)    Participation Agreement regarding Variable Insurance Products Fund III.(2)

 1 A. (8)(h)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Variable Insurance Products Fund III.(5)

 1 A. (8)(i)    Participation Agreement regarding Goldman Sachs Variable Insurance Trust.(2)

 1 A. (8)(i)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Goldman Sachs Variable Insurance Trust.(5)

 1 A. (8)(j)    Participation Agreement regarding Salomon Brothers Variable Series Fund.(3)

 1 A. (8)(j)(i) Form of Amendment to the Participation Agreement between GE Capital Life of
                New York and Salomon Brothers Variable Series Fund.(5)

 1 A. (9)       Not Applicable.

 1 A. (10)      Form of Individual Policy Application.(5)

 2.             Opinion and Consent of Donita King, Senior Vice President, General Counsel &
                Secretary.(6)

 3.(a)          Consent of Sutherland, Asbill & Brennan LLP.(6)

 3.(b)          Consent of Independent Auditors.(6)

 4.             Not Applicable.

 5.             Not Applicable.

6.     Opinion and Consent of Paul A. Haley, F.S.A.(6)

7.     Consolidated memorandum describing certain procedures filed pursuant to Rule
       6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii).(5)

8.(a)  Power of Attorney, April 1997.(1)

8.(b)  Power of Attorney, April 1999.(4)

8.(c)  Power of Attorney, July 2000.(5)

--------
(1) Incorporated herein by reference to initial filing of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on September 10, 1997.
(2) Incorporated herein by reference to pre-effective amendment of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on May 13, 1998.
(3) Incorporated herein by reference to post-effective amendment filing of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on April 30, 1999.
(4) Filed March 21, 2000 with Initial Registration Statement Filed of Form S-6, for GE Capital Life Separate Account III, File No. 333-32908.
(5) Filed July 31, 2000 with Pre-Effective I of Form S-6 for GE Capital Life Separate Account III, File No. 333-32908.
(6) Filed Herein.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant, GE Capital Life Separate Account III, certifies that it meets all the requirements for effectiveness of this registration statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York in the State of New York, on the 14th day of September, 2001.


                                          GE Capital Life Separate Account III
                                          (Registrant)

                                              /s/ Donita King
                                          By: _________________________________
                                                        Donita King
                                               Senior Vice President, General
                                                    Counsel & Secretary
                                             GE Capital Life Assurance Company
                                                        of New York
                                                        (Depositor)

   /s/ Laura C. Deusebio
Attest: _______________________
            Laura C. Deuseblo
              Name

                                              /s/ Donita King
                                          By: _________________________________
                                                        Donita King
                                               Senior Vice President, General
                                                    Counsel & Secretary
                                             GE Capital Life Assurance Company
                                                        of New York
                                                        (Depositor)
   /s/ Laura C. Deusebio
Attest: _______________________
            Laura C. Deuseblo
              Name

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Directors and Officers of GE Capital Life

              Signature                          Title                       Date
              ---------                          -----                       ----

                  *                    Chairperson                         9/14/01
______________________________________
           Pamela S. Schutz

                  *                    President, Chief Executive          9/14/01
______________________________________  Officer & Managing
            Cheryl Whaley               Officer

                  *                    Director                            9/14/01
______________________________________
          Marshall S. Belkin

                  *                    Director                            9/14/01
______________________________________
           Richard I. Byer

                  *                    Vice President and Chief            9/14/01
______________________________________  Financial Officer
           Thomas W. Casey

                  *                    Vice President and                  9/14/01
______________________________________  Investment Officer
           Stephen N. DeVos

                  *                    Director                            9/14/01
______________________________________
           Bernard M. Eiber

                  *                    Director                            9/14/01
______________________________________
           Jerry S. Handler

                  *                    Director                            9/14/01
______________________________________
          Gerald A. Kaufman

           /s/ Donita King             Senior Vice President,              9/14/01
______________________________________  General Counsel &
             Donita King                Secretary

                  *                    Senior Vice President               9/14/01
______________________________________
            Leon E. Roday

                  *                    Director                            9/14/01
______________________________________
           Thomas A. Skiff

                  *                    Director                            9/14/01
______________________________________
           Steven A. Smith

                  *                    Director                            9/14/01
______________________________________
          Geoffrey S. Stiff

   By /s/ Donita King, pursuant to Power of Attorney executed on July 21, 2000.

 ------------------

                                  EXHIBIT LIST

2.      Opinion and Consent of Donita King, General Counsel

3. (a)  Consent of Sutherland, Asbill & Brennan LLP.

3. (b)  Consent of Independent Auditors.

6.      Consent of Paul Haley, F.S.A.